UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

JUNE 30, 2018

(A free translation of the original in Portuguese)

Independent auditor's report

Report on review of quarterly information

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Telefônica Brasil S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2018, comprising the balance sheet as at that date and the income statements and other comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 - "Interim Financial Reporting", of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2018. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, July 20, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Estela Maris Vieira de Souza

Contadora CRC 1RS046957/O-3

TELEFÔNICA BRASIL S.A. Balance Sheets
At June 30, 2018 and December 31, 2017
(In thousands of reais)						(A free translation of the original in Portuguese)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	06.30.18	12.31.17	06.30.18	12.31.17	LIABILITIES AND EQUITY	Note	06.30.18	12.31.17	06.30.18	12.31.17

Current assets		17,655,390	16,668,039	17,659,616	16,731,666	Current liabilities		20,595,723	18,819,861	19,550,241	17,862,531
Cash and cash equivalents	3	3,866,359	3,681,173	4,429,805	4,050,338	Personnel, social charges and benefits	14	655,308	648,957	731,890	723,380
Trade accounts receivable	4	8,705,375	8,413,403	8,619,214	8,588,466	Trade accounts payable	15	9,606,050	8,560,844	8,021,236	7,447,100
Inventories	5	464,334	324,711	491,358	348,755	Income and social contribution taxes payable	6	32,979	-	332,593	4,479
Income and social contribution taxes recoverable	6	450,114	401,259	523,167	505,535	Taxes, charges and contributions payable	16	1,659,290	1,669,741	1,803,657	1,726,836
Taxes, charges and contributions recoverable	7	1,843,176	1,984,999	1,856,724	2,058,455	Dividends and interest on equity	17	4,852,484	2,396,116	4,852,484	2,396,116
Judicial deposits and garnishments	8	301,521	324,465	301,743	324,638	Provisions	18	1,269,257	1,434,911	1,269,257	1,434,911
Prepaid expenses	9	1,020,507	425,298	1,037,835	446,439	Deferred revenue	19	521,370	370,493	522,531	372,561
Dividends and interest on equity	17	426,709	323,206	-	-	Loans and financing	20	1,453,296	1,620,955	1,453,296	1,620,955
Derivative financial instruments	30	109,149	87,643	109,196	87,643	Debentures	20	83,975	1,412,486	83,975	1,412,486
Other assets	10	468,146	701,882	290,574	321,397	Derivative financial instruments	30	19,542	5,107	20,520	5,239
						Other liabilities	21	442,172	700,251	458,802	718,468
Non-current assets		87,855,954	85,495,114	86,981,419	84,651,169
Long-term assets						Non-current liabilities		13,833,923	13,881,934	14,009,096	14,058,946
Short-term investments pledged as collateral		86,843	81,472	86,843	81,486	Personnel, social charges and benefits	14	-	21,648	-	23,284
Trade accounts receivable	4	181,793	167,682	330,925	273,888	Taxes, charges and contributions payable	16	17,296	18,463	33,820	49,448
Deferred taxes	6	-	-	404,781	371,408	Deferred taxes	6	2,030,136	709,325	2,030,136	709,325
Taxes, charges and contributions recoverable	7	4,592,038	740,104	4,650,869	743,285	Provisions	18	5,636,051	6,566,056	5,785,053	6,709,839
Judicial deposits and garnishments	8	4,826,057	6,155,821	5,012,724	6,339,167	Deferred revenue	19	369,117	350,637	369,117	350,637
Prepaid expenses	9	89,102	21,684	91,823	23,116	Loans and financing	20	1,853,682	2,320,147	1,853,682	2,320,147
Derivative financial instruments	30	34,322	76,762	34,322	76,762	Debentures	20	3,115,010	3,108,253	3,115,010	3,108,253
Other assets	10	61,837	86,345	62,423	88,935	Derivative financial instruments	30	18,274	15,412	18,274	15,412
Investments	11	2,121,278	1,949,276	110,465	98,902	Other liabilities	21	794,357	771,993	804,004	772,601
Property, plant and equipment	12	33,370,060	33,112,532	33,473,083	33,222,316
Intangible assets	13	42,492,624	43,103,436	42,723,161	43,331,904	TOTAL LIABILITIES		34,429,646	32,701,795	33,559,337	31,921,477

						Equity		71,081,698	69,461,358	71,081,698	69,461,358
						Capital	22	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	22	1,213,522	1,213,522	1,213,522	1,213,522
						Income reserves	22	2,468,775	2,463,228	2,468,775	2,463,228
						Other comprehensive income	22	31,359	21,328	31,359	21,328
						Retained earnings	22	3,796,626	-	3,796,626	-
						Additional proposed dividends	22	-	2,191,864	-	2,191,864

TOTAL ASSETS		105,511,344	102,163,153	104,641,035	101,382,835	TOTAL LIABILITIES AND EQUITY		105,511,344	102,163,153	104,641,035	101,382,835

TELEFÔNICA BRASIL S.A.
Income Statements
Three and six-month periods ended June 30, 2018 and 2017
(In thousands of reais, except earnings per share)					(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	Note	06.30.18	06.30.17	06.30.18	06.30.17	06.30.18	06.30.17	06.30.18	06.30.17

Net operating revenue	23	9,019,489	10,054,580	18,162,289	20,134,226	10,823,398	10,697,193	21,612,359	21,287,343

Cost of sales and services	24	(4,927,372)	(4,796,315)	(9,653,109)	(9,575,713)	(5,303,716)	(5,018,398)	(10,324,646)	(10,076,829)

Gross profit		4,092,117	5,258,265	8,509,180	10,558,513	5,519,682	5,678,795	11,287,713	11,210,514

Operating income (expenses)		(1,752,314)	(4,071,014)	(5,210,798)	(8,023,853)	(2,329,147)	(4,107,601)	(6,301,000)	(8,069,038)
Selling expenses	24	(3,061,185)	(3,288,205)	(6,076,884)	(6,444,193)	(3,291,686)	(3,305,711)	(6,490,388)	(6,487,849)
General and administrative expenses	24	(662,042)	(588,247)	(1,213,117)	(1,204,477)	(670,836)	(596,956)	(1,271,652)	(1,208,957)
Other operating income	25	2,386,211	65,366	2,704,004	179,557	2,145,347	66,497	2,234,780	182,122
Other operating expenses	25	(415,298)	(259,928)	(624,801)	(554,740)	(511,972)	(271,431)	(773,740)	(554,354)

Operating profit		2,339,803	1,187,251	3,298,382	2,534,660	3,190,535	1,571,194	4,986,713	3,141,476

Financial income	26	1,997,241	451,443	2,247,471	977,067	2,048,551	480,998	2,327,547	1,034,912
Financial expenses	26	(568,546)	(732,166)	(1,013,845)	(1,571,420)	(577,441)	(745,284)	(1,029,163)	(1,589,570)
Equity in results of investees	11	578,892	262,926	1,146,820	424,784	62	544	627	1,349

Income before taxes		4,347,390	1,169,454	5,678,828	2,365,091	4,661,707	1,307,452	6,285,724	2,588,167

Income and social contribution taxes	6	(1,181,093)	(296,532)	(1,414,512)	(495,972)	(1,495,410)	(434,530)	(2,021,408)	(719,048)

Net income for the period		3,166,297	872,922	4,264,316	1,869,119	3,166,297	872,922	4,264,316	1,869,119

Basic and diluted earnings per common share (in R$)	22	1.76	0.48	2.37	1.04
Basic and diluted earnings per preferred share (in R$)	22	1.93	0.53	2.61	1.14

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Six-month periods ended June 30, 2018 and 2017
(In thousands of reais)							(A free translation of the original in Portuguese)
		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income	Total equity

Balances at December 31, 2016	63,571,416	63,074	1,297,297	(87,790)	1,907,905	17,069	550,000	-	1,913,987	11,461	69,244,419
Payment of additional dividend for 2016	-	-	-	-	-	-	-	-	(1,913,987)	-	(1,913,987)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	72,840	-	-	72,840
Repurchase of preferred shares	-	-	-	(2)	-	-	-	-	-	-	(2)
Preferred shares delivered referring to the judicial process of expansion plan	-	-	-	2	-	-	-	-	-	-	2
Transfer of tax incentives	-	-	-	-	-	5,358	-	(5,358)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	9,969	9,969
Net income for the period	-	-	-	-	-	-	-	1,869,119	-	-	1,869,119
Interim interest on equity	-	-	-	-	-	-	-	(625,000)	-	-	(625,000)

Balances at June 30, 2017	63,571,416	63,074	1,297,297	(87,790)	1,907,905	22,427	550,000	1,311,601	-	21,430	68,657,360
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	28,938	-	-	28,938
Repurchase of preferred shares	-	-	-	(30)	-	-	-	-	-	-	(30)
Transfer of tax incentives	-	-	-	-	-	5,457	-	(5,457)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(113,811)	-	(102)	(113,913)
Equity transactions (Note 1 c)	-	-	(59,029)	-	-	-	-	-	-	-	(59,029)
Net income for the period	-	-	-	-	-	-	-	2,739,671	-	-	2,739,671
Allocation of income:
Legal reserve	-	-	-	-	230,439	-	-	(230,439)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,791,639)	-	-	(1,791,639)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(550,000)	550,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	297,000	(297,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,191,864)	2,191,864	-	-

Balances at December 31, 2017	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	-	2,191,864	21,328	69,461,358
Effects of the initial adoption of IFRS 9 and 15, net of taxes	-	-	-	-	-	-	-	(138,663)	-	-	(138,663)
Payment of additional dividend for 2017	-	-	-	-	-	-	-	-	(2,191,864)	-	(2,191,864)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	76,520	-	-	76,520
Transfer of tax incentives	-	-	-	-	-	5,547	-	(5,547)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	10,031	10,031
Net income for the period	-	-	-	-	-	-	-	4,264,316	-	-	4,264,316
Interim interest on equity	-	-	-	-	-	-	-	(400,000)	-	-	(400,000)

Balances at June 30, 2018	63,571,416	63,074	1,238,268	(87,820)	2,138,344	33,431	297,000	3,796,626	-	31,359	71,081,698

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Three and six-month periods ended June 30, 2018 and 2017
(In thousands of reais)				(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	Note	06.30.18	06.30.17	06.30.18	06.30.17	06.30.18	06.30.17	06.30.18	06.30.17
Net income for the period		3,166,297	872,922	4,264,316	1,869,119	3,166,297	872,922	4,264,316	1,869,119

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods		7,847	6,666	10,032	9,969	7,847	6,666	10,032	9,969
Unrealized gains on investments available for sale	11	(171)	(131)	(151)	334	(171)	(131)	(151)	334
Gains (losses) on derivative financial instruments	30	(712)	(2,164)	(1,482)	3,968	(676)	(2,164)	(1,446)	3,968
Taxes		300	780	555	(1,463)	287	780	542	(1,463)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	11	8,407	8,181	11,087	7,130	8,407	8,181	11,087	7,130

Interest in comprehensive income of subsidiaries	11	23	-	23	-	-	-	-	-

Other comprehensive income		7,847	6,666	10,032	9,969	7,847	6,666	10,032	9,969

Comprehensive income for the period - net of taxes		3,174,144	879,588	4,274,348	1,879,088	3,174,144	879,588	4,274,348	1,879,088

TELEFÔNICA BRASIL S.A. Consolidated Statements of Cash Flows
Six-month periods ended June 30, 2018 and 2017
(In thousands in reais)			(A free translation of the original in Portuguese)

	Company		Consolidated
	Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17
Cash flows from operating activities

Income before taxes	5,678,828	2,365,091	6,285,724	2,588,167
Ajustement for:
Depreciation and amortization	3,993,847	3,887,106	4,011,150	3,900,834
Foreign exchange gains on loans and derivative financial instruments	31,486	54,286	32,924	54,286
Monetary assets and liabilities	325,154	327,745	325,054	337,006
Equity pickup	(1,146,820)	(424,784)	(627)	(1,349)
Loss (gains) on write-off/sale of assets	31,135	10,791	31,263	10,264
Provision for impairment - accounts receivable	664,735	682,800	766,722	728,525
Change in liability provisions	(185,477)	121,672	(134,407)	91,698
Write-off and reversals for impairment - inventories	(23,364)	(36,005)	(24,432)	(31,727)
Pension plans and other post-retirement benefits	23,728	15,410	24,573	15,400
Provisions for tax, civil, labor and regulatory contingencies	455,485	448,505	463,172	460,494
Interest expense	265,103	529,876	265,103	529,876
Others	(11,560)	6,205	(11,560)	6,205

Changes in assets and liabilities
Trade accounts receivable	(1,168,929)	(758,408)	(1,084,947)	(773,594)
Inventories	(116,259)	44,200	(119,272)	52,273
Taxes recoverable	(3,882,043)	(193,192)	(3,892,119)	(166,008)
Prepaid expenses	(478,211)	(425,483)	(475,687)	(436,748)
Other assets	220,104	(19,953)	20,057	(26,733)
Personnel, social charges and benefits	(15,297)	(17,386)	(14,773)	(17,726)
Trade accounts payable	1,314,422	(4,952)	896,588	(36,592)
Taxes, charges and contributions	52,923	286,211	159,546	290,342
Provisions for tax, civil, labor and regulatory contingencies	(1,869,354)	(623,364)	(1,877,295)	(625,202)
Other liabilities	(123,306)	(603,864)	(115,727)	(582,341)
	(1,642,498)	3,307,416	(754,694)	3,779,183

Cash generated from operations	4,036,330	5,672,507	5,531,030	6,367,350

Interest paid	(296,721)	(398,438)	(296,721)	(398,438)
Income and social contribution taxes paid	-	-	(323,357)	(175,170)

Net cash (used in) generated by operating activities	3,739,609	5,274,069	4,910,952	5,793,742

Cash flows from investing activities
Additions to PP&E and intangible assets and others	(3,609,882)	(4,091,019)	(3,726,926)	(4,158,712)
Cash received from sale of PP&E items	1,468	16,721	1,468	17,948
Redemption of (increase in) judicial deposits	1,353,488	(46,215)	1,354,074	(46,665)
Dividends and interest on equity received	860,000	-	-	-

Net cash (used in) generated by investing activities	(1,394,926)	(4,120,513)	(2,371,384)	(4,187,429)

Cash flows from financing activities
Payment of loans, financing and debentures	(2,191,600)	(1,223,083)	(2,191,600)	(1,223,083)
Loans and financing obtained	-	2,039,878	-	2,039,878
Received of derivative financial instruments	60,412	50,927	60,728	50,927
Payment of derivative financial instruments	(27,660)	(131,411)	(28,580)	(131,411)
Dividend and interest on equity paid	(649)	(671)	(649)	(671)
Treasury shares	-	(2)	-	(2)

Net cash (used in) generated by financing activities	(2,159,497)	735,638	(2,160,101)	735,638

Increase (decrease) in cash and cash equivalents	185,186	1,889,194	379,467	2,341,951

Cash and cash equivalents at the beginning of the year	3,681,173	4,675,627	4,050,338	5,105,110
Cash and cash equivalents at the end of the year	3,866,359	6,564,821	4,429,805	7,447,061

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Six-month periods ended June 30, 2018 and 2017
(In thousands in reais)			(A free translation of the original in Portuguese)

	Company		Consolidated
	Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17

Revenues	27,635,567	28,190,119	30,822,497	29,486,687
Sale of goods and services	25,104,811	28,335,138	29,008,073	29,649,858
Other revenues	3,195,491	537,781	2,581,146	565,354
Impairment losses of trade accounts receivable	(664,735)	(682,800)	(766,722)	(728,525)

Inputs acquired from third parties	(9,291,219)	(9,398,203)	(10,166,304)	(9,913,958)
Cost of goods and products sold and services rendered	(4,826,228)	(4,681,846)	(5,569,673)	(5,198,167)
Materials, electric energy, third-party services and other expenses	(4,457,220)	(4,711,195)	(4,589,800)	(4,706,749)
Loss/recovery of assets	(7,771)	(5,162)	(6,831)	(9,042)

Gross value added	18,344,348	18,791,916	20,656,193	19,572,729

Withholdings	(3,993,847)	(3,887,106)	(4,011,150)	(3,900,834)
Depreciation and amortization	(3,993,847)	(3,887,106)	(4,011,150)	(3,900,834)

Net value added produced	14,350,501	14,904,810	16,645,043	15,671,895

Value added received in transfer	3,394,291	1,401,851	2,328,174	1,036,261
Equity pickup	1,146,820	424,784	627	1,349
Financial income	2,247,471	977,067	2,327,547	1,034,912

Total undistributed value added	17,744,792	16,306,661	18,973,217	16,708,156

Distribution of value added	(17,744,792)	(16,306,661)	(18,973,217)	(16,708,156)

Personnel,social charges and benefits	(2,121,738)	(2,016,616)	(2,391,271)	(2,040,295)
Direct compensation	(1,532,379)	(1,373,761)	(1,694,920)	(1,388,739)
Benefits	(502,281)	(537,305)	(593,951)	(544,667)
Government Severance Indemnity Fund for Employees (FGTS)	(87,078)	(105,550)	(102,400)	(106,889)
Taxes, charges and contributions	(8,870,921)	(9,471,638)	(9,802,398)	(9,828,331)
Federal	(3,438,638)	(2,712,978)	(4,290,775)	(3,046,182)
State	(5,351,008)	(6,714,322)	(5,363,705)	(6,726,871)
Local	(81,275)	(44,338)	(147,918)	(55,278)
Debt remuneration	(2,487,817)	(2,949,288)	(2,515,232)	(2,970,411)
Interest	(915,518)	(1,539,760)	(927,663)	(1,555,833)
Rental	(1,572,299)	(1,409,528)	(1,587,569)	(1,414,578)
Equity remuneration	(4,264,316)	(1,869,119)	(4,264,316)	(1,869,119)
Retained profit	(4,264,316)	(1,869,119)	(4,264,316)	(1,869,119)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly held corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of the Telefónica Group (“Group”), with headquarters in Spain and present in several countries of Europe and Latin America.

At June 30, 2018 and December 31, 2017, Telefónica S.A. (“Telefónica”), the Group holding company, held total direct and indirect interest in the Company of 73.58% (Note 22).

The Company is registered in the Brazilian Securities Commission ("CVM") as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the B3 (company resulting from the combination of activities between BM&FBovespa and CETIP – Central Custody and Settlement of Securities). The Company is also listed in the Securities and Exchange Commission ("SEC"), of the United States of America, and its American Depositary Shares ("ADSs") are classified under level II, backed only by preferred shares and traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company operates in the rendering of: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO").

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The operation of such concessions is subject to supplementary regulations and plans.

In accordance with the STFC service concession agreement, every two years, during the agreement's 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21). The Company's current STFC concession agreement is valid until December 31, 2025.

In accordance with the authorization terms for the usage of radio frequencies associated with SMP, every two years after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 21), and in the 15th year the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from the application of Basic and Alternative Services Plans. These agreements can be extended only once for a term of 15 years.

The information on a summary of the authorizations for the use of radiofrequency bands for SMP granted to the Company is the same as in Note 1b) Operations, as disclosed in the financial statements for the year ended December 31, 2017.

c) Acquisition of a Wholly-Owned Subsidiary - 2017

The information on the acquisition process of Terra Networks Brasil SA ("Terra Networks") by Telefônica Data SA ("TData"), a wholly owned subsidiary of the Company, occurred on July 3, 2017, is the same as in Note 1.c .1) Acquisition of Company by Integral Subsidiary - 2017, disclosed in the financial statements for the year ended December 31, 2017.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

2)    BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Statement of compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise CVM standards and CPC (Accounting Pronouncements Committee) pronouncements, in compliance with the International Financial Accounting Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

All significant information in the quarterly financial statements, and solely such information, is disclosed and corresponds to that used by Company management for administration purposes.

The consolidated quarterly financial statements (Consolidated) have been prepared and are presented in accordance with CPC 21 (R1) Interim Statements and IAS 34 - Interim Financial Reporting, as issued by the IASB and standards established as Resolution No. 739/15 of the CVM.

b) Basis of preparation and presentation

The Company’s quarterly financial statements for the six-month period ended June 30, 2018 are presented in thousands of Reais (unless otherwise stated), which is the functional currency of the Company.

These quarterly financial statements compares the quarters ended June 30, 2018 and 2017, except for the balance sheets, that compare the positions as at June 30, 2018 and December 31, 2017.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require this presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall quarterly financial statements.

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on July 20, 2018.

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision making professional in decisions on how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that : (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short and long-term investments are made on a consolidated basis, the Company and subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

The information in the notes to the financial statements that did not significantly change or present irrelevant disclosures as compared to December 31, 2017 were not fully repeated in these quarterly financial statements. However, the Company selected and included information to explain the main events and transactions occurring during the six-month period ended June 30, 2018, so that the changes in the Company's financial position and performance can be understood.

In this context, the Company indicates below the reference to the notes disclosed in the annual financial statements as at December 31, 2017 and not fully repeated in these quarterly financial statements:

•   Note 1 -   Operations

•   Note 2 -   Basis of Preparation and Presentation of Financial Statements

•   Note 3 -   Summary of Significant Accounting Practices

•   Note 13 - Intangible Assets, Net

•   Note 22 - Equity

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

•   Note 29 - Share-Based Payment Plans

•   Note 30 – Pension Plans and Other Post-Employment Benefits

The quarterly financial statements were prepared in accordance with the principles, practices and accounting criteria consistent with those adopted in the preparation of the financial statements for the fiscal year ended December 31, 2017 (Note 3) Summary of Significant Accounting Practices) and should be analyzed in conjunction with these Financial statements, except for the changes required by the new pronouncements, interpretations and amendments, which came into effect as of January 1, 2018, as described below:

Standards and amendments
IFRS 9	Financial Instruments
IFRS15	Revenue from Contracts with Customers
Clarifications to IFRS 15	Revenue from Contracts with Customers , issued on April 12, 2016
Amendments to IFRS 2	Classication and Valuation of Share Based Transactions
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
Amendments to IAS 40	Transfers of Investiment Property
IFRIC 22	Foreign Currency Transactions and Advance Consideration
Improvements to IFRS Standards	2014-2016 Cycle

The adoption of many of these standards, changes and interpretations did not have a significant impact on the financial position of the Company and its subsidiaries in the initial period of application. However, for the IFRS 9 and IFRS 15, there was a significant impact on the consolidated financial position at the time of its adoption and prospectively.

IFRS 15 Revenues from Contracts with Customers

With the adoption of IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue is now allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and will be recognized when (or as) the obligation is satisfied, regardless of whether there are undelivered items. Consequently, when bundles include a discount on equipment, there is an increase in revenues recognized from the sale of handsets and other equipment, in detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront is recognised as a contract asset in the statement of financial position.

All incremental costs to obtain a contract (sales commissions and other acquisition costs of third parties) are accounted for as prepaid expenses (assets) and amortized over the same period as the revenue associated with that asset. Similarly, certain contract fulfillment costs are also deferred to the extent that they relate to performance obligations that are satisfied over time.

Revenue from the sale of handsets to dealers is accounted for at the time of delivery and not at the time of sale to the final customer.

Certain changes of the contract have been accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications are to be considered prospectively as separate contracts, such as the original contract end and the creation of a new one.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

The Company adopted the retrospective method modified with the cumulative effect of the initial application recognized as an adjustment to the opening balance of retained earnings on the date of the initial adoption. Therefore, comparative amounts of previous periods will not be restated. To facilitate the understanding and comparability of information, the Company discloses in Note 33 the consolidated income statement for the six-month period ended June 30, 2018, excluding the effects of adopting IFRS 15.

The main practical expedients adopted by the Company were: (i) completed contracts: the standard was not retrospectively applied to those contracts that are completed at January 1, 2018; (ii) portfolio approach: the requirements of the standard have been applied for groups of contracts with similar characteristics, since, for the clusters identified, the effects do not differ significantly from an application on a contract by contract basis; (iii) financial component: it was not considered significant when the period between the moment when the promised product or service is transferred to a customer and the moment when the customer pays for that product or service is one year or less.; and (iv) costs to obtain a contract: these costs will be recognised as an expense when incurred if the amortisation period of the asset that the entity would otherwise recognise is one year or less.

The process of implementing the new requirements involved the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle in the Company. This process of implementation in the Company entailed a high degree of complexity due to factors such as a large number of contracts, numerous data source systems, as well as the need to make complex estimates.

From the analysis performed on the transactions of the 2017 financial year, considering commercial offers as well as the volume of contracts affected, the Company recognized on January 1, 2018 an increase in retained earnings of 156 million reais, before deferred taxes, referring to first-time recognition of contract assets that lead to the early recognition of revenue from the sale of goods and the activation and deferral of incremental costs related to obtaining contracts and contract fulfilment costs that result in the subsequent recognition of customer acquisition costs and other sales.

The following table shows the changes in contractual assets and liabilities and incremental costs of the Company (excluding the effects of sales and income taxes)  for the six-month period ended June 30, 2018.

IFRS 15
	Contract assets (1)			Contractual liabilities (3)
	Contract assets, gross	Provision for losses	Contract assets, net	Contractual liabilities	Reclassification (Note 19)	Contractual liabilities	Incremental costs (2)
Initial adoption on 01.01.18	193,675	(33,196)	160,479	(178,897)	-	(178,897)	183,645
Reclassification on 01.01.18	-	-	-	-	(381,619)	(381,619)	-
Additions	328,685	(11,270)	317,415	(117,116)	(3,724,722)	(3,841,838)	115,096
Write-offs, net	(263,862)	-	(263,862)	102,638	3,738,159	3,840,797	(89,862)
Balances as of 06.30.18	258,498	(44,466)	214,032	(193,375)	(368,182)	(561,557)	208,879

Current	258,498	(44,466)	214,032	(154,254)	(344,789)	(499,043)	145,393
Non-current	-	-	-	(39,121)	(23,393)	(62,514)	63,486

The amounts in the above table are classified in the balance sheets as follows: (1) Accounts receivable (Note 4); (2) Prepaid expenses (Note 9); and (3) Deferred income (Note 19).

IFRS 9 Financial Instruments

IFRS 9 simplified the current measurement model for financial assets and established three main categories: (i) amortised cost; (ii) fair value through profit or loss; and (iii) fair value through Other Comprehensive Income (OCI), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there were not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities designated at fair value through profit or loss.

IFRS 9 introduced a new model for impairment losses on financial assets, i.e. the expected credit loss model. The Company applied the simplified approach and recorded lifetime expected losses on all trade receivables. Consequently, the application of the new requirements led to an acceleration in the recognition of impairment losses on its financial assets, mainly trade receivables.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

IFRS 9 introduced a new and less restrictive hedge accounting model, requiring an economic relationship between the hedged item and the hedging instrument and that the hedge ratio be the same as that applied by the entity for risk management, criteria for documenting hedge relationships.

The main changes are related to the documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on receivables from customers. The Company has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.

From the analysis performed on the transactions of the 2017 financial year, the Company recognized on January 1, 2018, a decrease of 364 million reais in retained earnings, before deferred taxes, as a result of the increase in the bad debt provision balance on receivables from customers.

In addition to the effects on provisions for customer receivables defaults mentioned above, the adoption of IFRS 9 had impacts on the classification and measurement of financial assets and liabilities, as presented in the table below.

Classification by category
	Classification in accordance with IAS 39	Classification in accordance with IFRS 9
Financial Assets
Short-term investments (Cash equivalents)	Amortized cost	Measured at fair value through profit or loss
Trade accounts receivable	Loans and receivables	Amortized cost
Derivative transactions	Hedges (economic)	Measured at fair value through comprehensive income
Short-term investments pledged as collateral	Amortized cost	Measured at fair value through profit or loss

Financial Liabilities
Derivative transactions	Hedges (economic)	Measured at fair value through comprehensive income

The complete information on the Company's financial assets and financial liabilities is disclosed in note 30 of these ITRs.

New IFRS pronouncements, issues, amendments and interpretations of the IASB, applicable to the CPC

On the date of preparation of these quarterly financial statements, the following IFRS amendments had been published; however, their application was not mandatory. The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

Standards and amendments		Mandatory application: annual periods beginning on or after
Improvements to IFRS Standards	2015-2017 Cycle	January 1, 2019
IFRS 16	Leases	January 1, 2019
IFRIC23	Uncertainty over Income Tax Treatments	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28	Long-term Interest in associates and Joint Ventures	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribuition of Assets between na Investidor and its Associate or Joint Venture	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021

Based on the analyses made to date, the Company estimates that the adoption of these standards, amendments and interpretations will not have a significant impact on the consolidated quarterly financial statements in the initial period of adoption. However, for IFRS 16 - Leases are expected to have a significant impact on the consolidated quarterly financial statements at the time of their adoption and prospectively.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

IFRS 16 Leases

IFRS 16 requires lessees to recognise assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognised generally on the straight-line basis over the contract term.

The Company is currently in the process of estimating the impact of this new standard on such contracts. This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefônica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others).  In addition to this, the Company will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Company is considering not to separately recognise non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

In addition to the mentioned estimations, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognised at the date of initial application. The Company has tentatively decided to adopt the latter transition method; therefore the Company would recognise the cumulative effect of initial application as an adjustment to retained earnings in the year of initial application of IFRS 16. Also, certain practical expedients are available on first-time application in connection with the right of use asset measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. The Company is evaluating which of these practical expedients will be adopted. In this regard, the Company is considering opting for the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts which under current accounting were identified as a lease.

Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Company has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements. However, based on the volume of contracts affected, as well as the magnitude of the future lease commitments, as disclosed in Note 31 herein, the Company expects that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and their corresponding lease obligations in connection with the majority of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognised as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard. On the other hand,, the Company's Financial Statements will include broader disclosures with relevant information regarding lease contracts.

c) Basis of consolidation

At June 30, 2018 and December 31, 2017, the Company held the following equity interests on the respective dates:

Investees	Type of investment	Equity interests	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData") (1)	Wholly-owned subsidiary	100.00%	Brazil	Telecommunications
POP Internet Ltda ("POP") (2)	Wholly-owned subsidiary	100.00%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Joint venture	50.00%	Holland	Holding of the telecommunications sector
Companhia AIX de Participações ("AIX")	Joint venture	50.00%	Brazil	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint venture	50.00%	Brazil	Technical assistance in telecommunication networks

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

(1) TData is the parent of the wholly-owned subsidiaries Terra Networks and Telefônica Transportes e Logística Ltda. ("TGLog").

(2) POP is the parent of the wholly-owned subsidiary Innoweb Ltda. ("Innoweb").

Interest held in subsidiaries or joint ventures is measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in joint venture are measured under the equity method in the consolidated financial statements.

d) Reclassification of comparative amounts

The Company reclassified the amount of R$655,084 in the statements of cash flows for the six-month period ended June 30, 2017, referring to the principal amount of the payment made on January 31, 2017 to the “Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV” ("EAD") of the 2nd and 3rd installments of the auction of 700 MHz frequency bands for the provision of SMP. This reclassification was made between "Cash flow from operating activities - Other liabilities" and "Cash flow from investing activities - Acquisitions of property, plant and equipment and intangible assets".

3)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Cash and banks	93,958	114,556	90,139	117,799
Short-term investments	3,772,401	3,566,617	4,339,666	3,932,539
Total	3,866,359	3,681,173	4,429,805	4,050,338

Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements kept at first-tier financial institutions, pegged to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Revenues generated by these investments are recorded as financial income.

4) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Billed amounts	7,010,625	6,642,523	6,916,148	6,753,621
Unbilled amounts	2,072,500	2,137,645	2,480,624	2,481,364
Interconnection amounts	854,164	835,085	880,783	859,819
Amounts from related parties (Note 27)	173,190	175,201	194,162	201,021
Gross accounts receivable	10,110,479	9,790,454	10,471,717	10,295,825
Estimated impairment losses	(1,223,311)	(1,209,369)	(1,521,578)	(1,433,471)
Total	8,887,168	8,581,085	8,950,139	8,862,354

Current	8,705,375	8,413,403	8,619,214	8,588,466
Non-current	181,793	167,682	330,925	273,888

Consolidated balances of non-current trade accounts receivable include:

•       R$135,156 at June 30, 2018 (R$122,651 at December 31, 2017), relating to the business model of resale of goods to legal entities, receivable within 24 months. At June 30, 2018, the impact of the present-value adjustment was R$15,942 (R$16,011 at December 31, 2017).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

•       R$46,637, at June 30, 2018 (R$45,031, at December 31, 2017), net of the present value adjustment relating to the portion of accounts receivable arising from negotiations on the bankruptcy process of companies from the OI group. At June 30, 2018, the impact of the present-value adjustment was R$13,929 (R$15,535 at December 31, 2017).

•       R$149,132, at June 30, 2018 (R$106,206, at December 31, 2017), relating to “Soluciona TI”, traded by TData, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At June 30, 2018, the impact of the present-value adjustment was R$44,603 (R$33,614 at December 31, 2017).

The balances of current and non-current trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	Consolidated
	06/30/18	12/31/17
Nominal amount receivable	501,016	434,743
Deferred financial income	(44,603)	(33,614)
Present value of accounts receivable	456,413	401,129
Estimated impairment losses	(156,120)	(154,666)
Net amount receivable	300,293	246,463

Current	151,161	140,257
Non-current	149,132	106,206

At June 30, 2018, the aging list of gross trade accounts receivable relating to “Soluciona TI” product is as follows:

	Consolidated
	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	251,149	240,637
Falling due between one year and six years	249,867	215,776
Total	501,016	456,413

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Falling due	6,113,359	6,557,992	6,395,731	6,635,125
Overdue – 1 to 30 days	1,360,272	1,016,172	1,251,996	1,132,008
Overdue – 31 to 60 days	532,056	342,779	370,034	375,176
Overdue – 61 to 90 days	212,573	224,597	224,937	232,648
Overdue – 91 to 120 days	232,472	96,586	244,260	105,342
Overdue – over 120 days	436,436	342,959	463,181	382,055
Total	8,887,168	8,581,085	8,950,139	8,862,354

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

At June 30, 2018 and December 31, 2017, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses for accounts receivable are as follows:

	Company	Consolidated
Balance at 12/31/16	(1,004,512)	(1,399,895)
Supplement to estimated losses, net of resersal (Note 24)	(682,800)	(728,525)
Write-off due to use	536,528	555,106
Balance at 06/30/17	(1,150,784)	(1,573,314)
Supplement to estimated losses, net of resersal	(722,285)	(752,490)
Write-off due to use	663,700	901,052
Business combinations (Note 1.c)	-	(8,719)
Balance at 12/31/17	(1,209,369)	(1,433,471)
Initial adoption IFRS 9 on 01.01.18	(332,127)	(364,456)
Supplement to estimated losses, net of resersal (Note 24)	(664,735)	(766,722)
Write-off due to use	982,920	1,043,071
Balance at 06/30/18	(1,223,311)	(1,521,578)

5)  INVENTORIES

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Materials for resale (1)	403,034	302,235	428,381	325,850
Materials for consumption	89,273	55,448	90,465	57,740
Other inventories	7,908	7,822	9,364	7,822
Gross total	500,215	365,505	528,210	391,412
Estimated losses from impairment or obsolescence (2)	(35,881)	(40,794)	(36,852)	(42,657)
Total	464,334	324,711	491,358	348,755

(1)  This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

(2)  Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

6)   INCOME AND SOCIAL CONTRIBUTION TAXES

a)   Income and Social Contribution taxes recoverable

This refers to prepayments of income and social contribution taxes recoverable, which will be offset against federal taxes to be determined in the future.

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Income taxes recoverable	434,664	348,113	482,056	428,524
Social contribution taxes recoverable	15,450	53,146	41,111	77,011
Total	450,114	401,259	523,167	505,535

Current	450,114	401,259	523,167	505,535

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

b) Income and Social Contribution taxes payable

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Income taxes payable	-	-	218,038	3,267
Social contribution taxes payable	32,979	-	114,555	1,212
Total	32,979	-	332,593	4,479

c) Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

Company
	Balances at 12/31/16	Income statement	Comprehensive income	Balances at 06/30/17	Income statement	Comprehensive income	Balances at 12/31/17	Income statement	Comprehensive income (4)	Balances at 06/30/18
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	1,376	3,901	-	5,277	583,473	-	588,750	10,654	-	599,404
Income and social contribution taxes on temporary differences (2)	(90,071)	(497,710)	(1,463)	(589,244)	(766,481)	57,650	(1,298,075)	(1,391,979)	60,514	(2,629,540)
Provisions for legal, labor, tax civil and regulatory contingencies	2,221,055	90,499	-	2,311,554	(56,467)	-	2,255,087	(144,766)	-	2,110,321
Trade accounts payable and other provisions	608,158	41,368	-	649,526	(61,232)	-	588,294	(63,062)	-	525,232
Customer portfolio and trademarks	313,091	(27,479)	-	285,612	(31,195)	-	254,417	(34,908)	-	219,509
Estimated losses on impairment of accounts receivable	341,535	49,732	-	391,267	19,920	-	411,187	(108,183)	112,923	415,927
Estimated losses from modems and other P&E items	282,267	(70,937)	-	211,330	(11,896)	-	199,434	4,048	-	203,482
Pension plans and other post-employment benefits	108,403	7,718	-	116,121	2,780	55,480	174,381	10,407	-	184,788
Profit sharing	123,911	(34,856)	-	89,055	11,588	-	100,643	(27,617)	-	73,026
Licenses	(1,420,556)	(108,164)	-	(1,528,720)	(108,166)	-	(1,636,886)	(108,165)	-	(1,745,051)
Effects of goodwill generated in the merger of Vivo Part.	(864,320)	(5,460)	-	(869,780)	(1)	-	(869,781)	-	-	(869,781)
Goodwill from Spanish and Navytree	(337,535)	-	-	(337,535)	-	-	(337,535)	-	-	(337,535)
Goodwill from Vivo Part.	(1,005,120)	(83,602)	-	(1,088,722)	(83,601)	-	(1,172,323)	(83,601)	-	(1,255,924)
Goodwill from GVT Part.	(522,228)	(348,152)	-	(870,380)	(348,153)	-	(1,218,533)	(417,783)	-	(1,636,316)
Technological Innovation Law	(140,940)	27,346	-	(113,594)	16,061	-	(97,533)	33,697	-	(63,836)
Property, plant and equipment of small value	-	-	-	-	-	-	-	(300,383)	-	(300,383)
Income and social contribution taxes on other temporary differences (3)	202,208	(35,723)	(1,463)	165,022	(116,119)	2,170	51,073	(151,663)	(52,409)	(152,999)
Total deferred tax assets (liabilities), non current	(88,695)	(493,809)	(1,463)	(583,967)	(183,008)	57,650	(709,325)	(1,381,325)	60,514	(2,030,136)

Deferred tax assets	4,425,658			4,489,958			4,916,768			4,569,369
Deferred tax liabilities	(4,514,353)			(5,073,925)			(5,626,093)			(6,599,505)
Deferred tax assets (liabilities), net	(88,695)			(583,967)			(709,325)			(2,030,136)

Represented in the balance sheet as follows:
Deferred tax assets	-			-			-			-
Deferred tax liabilities	(88,695)			(583,967)			(709,325)			(2,030,136)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

Consolidated
	Balances at 12/31/16	Income statement	Comprehensive income	Balances at 06/30/17	Income statement	Comprehensive income	Business combination (Note 1 c)	Other	Balances at 12/31/17	Income statement	Comprehensive income (4)	Balances at 06/30/18
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	14,071	3,130	-	17,201	707,281	-	69,451	-	793,933	(8,095)	-	785,838
Income and social contribution taxes on temporary differences (2)	13,426	(478,482)	(1,463)	(466,519)	(773,334)	59,655	48,434	(86)	(1,131,850)	(1,349,899)	70,556	(2,411,193)
Provisions for legal, labor, tax civil and regulatory contingencies	2,230,336	97,945	-	2,328,281	(29,546)	-	-	-	2,298,735	(142,927)	-	2,155,808
Trade accounts payable and other provisions	677,123	37,556	-	714,679	(63,262)	-	-	-	651,417	(37,784)	-	613,633
Estimated losses on impairment of accounts receivable	358,805	53,235	-	412,040	22,920	-	-	-	434,960	(94,954)	122,977	462,983
Customer portfolio and trademarks	313,092	(27,479)	-	285,613	(31,195)	-	-	-	254,418	(34,908)	-	219,510
Estimated losses from modems and other P&E items	284,677	(71,323)	-	213,354	(12,413)	-	-	-	200,941	2,607	-	203,548
Pension plans and other post-employment benefits	108,419	7,718	-	116,137	912	57,485	-	-	174,534	13,361	-	187,895
Profit sharing	125,256	(35,273)	-	89,983	20,063	-	-	-	110,046	(29,883)	-	80,163
Licenses	(1,420,556)	(108,164)	-	(1,528,720)	(108,166)	-	-	-	(1,636,886)	(108,165)	-	(1,745,051)
Effects of goodwill generated in the acquisition of Vivo Part.	(864,320)	(5,460)	-	(869,780)	(1)	-	-	-	(869,781)	-	-	(869,781)
Goodwill from Spanish and Navytree	(337,535)	-	-	(337,535)	-	-	-	-	(337,535)	-	-	(337,535)
Goodwill from Vivo Part.	(1,005,120)	(83,602)	-	(1,088,722)	(83,601)	-	-	-	(1,172,323)	(83,601)	-	(1,255,924)
Goodwill from GVTPart.	(522,228)	(348,152)	-	(870,380)	(348,153)	-	-	-	(1,218,533)	(417,783)	-	(1,636,316)
Technological Innovation Law	(140,940)	27,346	-	(113,594)	16,061	-	-	-	(97,533)	33,697	-	(63,836)
Property, plant and equipment of small value	-	-	-	-	-	-	-	-	-	(300,383)	-	(300,383)
Income and social contribution taxes on other temporary differences (3)	206,417	(22,829)	(1,463)	182,125	(156,953)	2,170	48,434	(86)	75,690	(149,176)	(52,421)	(125,907)
Total deferred tax assets (liabilities), non current	27,497	(475,352)	(1,463)	(449,318)	(66,053)	59,655	117,885	(86)	(337,917)	(1,357,994)	70,556	(1,625,355)

Deferred tax assets	4,541,952			4,609,413					5,288,176			4,973,815
Deferred tax liabilities	(4,514,455)			(5,058,731)					(5,626,093)			(6,599,170)
Deferred tax assets (liabilities), net	27,497			(449,318)					(337,917)			(1,625,355)

Represented in the balance sheet as follows:
Deferred tax assets	27,497			134,649					371,408			404,781
Deferred tax liabilities	-			(583,967)					(709,325)			(2,030,136)

(1)  This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date. In 2017, there were increases of R$587,374 in the Company and R$779,862 in the consolidated, consisting of R$587,374 of the Company and R$192,488 of Terra Networks and POP.

(2)  This refers to amounts that will be realized upon payment of provisions, occurance of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

(3)  These refer to deferred taxes arising from other temporary differences, such as provision for loyalty program, accelerated accounting depreciation, estimated impairment losses on inventories, derivative financial instruments, deferred income, renewal of licenses subsidy on the sale of mobile phones, among others.

(4)  Includes deferred social contribution tax amounts on the adoption of IFRS 9 and 15.

At June 30, 2018, deferred tax credits (income and social contribution tax losses) were not recognized in indirect subsidiaries' (Innoweb and TGLog) accounting records, in the amount of R$12,897 (R$11,938 at December 31, 2017), as it is not probable that future taxable profits will be available for these subsidiaries to benefit from such tax credits.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes. Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the six-month periods ended June 30, 2018 and 2017.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17
Income before taxes	4,347,390	1,169,454	5,678,828	2,365,091
Income and social contribution tax expenses, at the tax rate of 34%	(1,478,113)	(397,614)	(1,930,802)	(804,131)
Permanent differences
Equity pickup, net of effects from interest on equity received (Note 11)	196,823	89,395	389,919	144,427
Unclaimed interest on equity	(14,426)	-	(14,426)	(10,319)
Non-deductible expenses, gifts, incentives	(11,824)	(19,362)	(21,407)	(38,234)
Tax benefit related to interest on equity allocated	136,000	32,300	136,000	212,500
Other (additions) exclusions	(9,553)	(1,251)	26,204	(215)
Total	(1,181,093)	(296,532)	(1,414,512)	(495,972)

Effective rate	27.2%	25.4%	24.9%	21.0%
Current income and social contribution taxes	(32,978)	38,428	(33,187)	(2,163)
Deferred income and social contribution taxes	(1,148,115)	(334,960)	(1,381,325)	(493,809)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17
Income before taxes	4,661,707	1,307,452	6,285,724	2,588,167
Income and social contribution tax expenses, at the tax rate of 34%	(1,584,980)	(444,534)	(2,137,146)	(879,977)
Permanent differences
Equity pickup, net of effects from interest on equity received (Note 11)	21	185	213	459
Unclaimed interest on equity	(14,426)	-	(14,426)	(10,319)
Non-deductible expenses, gifts, incentives	(27,213)	(19,892)	(38,054)	(40,168)
Tax benefit related to interest on equity allocated	136,000	32,300	136,000	212,500
Other (additions) exclusions	(4,812)	(2,589)	32,005	(1,543)
Total	(1,495,410)	(434,530)	(2,021,408)	(719,048)

Effective rate	32.1%	33.2%	32.2%	27.8%
Current income and social contribution taxes	(353,170)	(100,781)	(663,414)	(243,696)
Deferred income and social contribution taxes	(1,142,240)	(333,749)	(1,357,994)	(475,352)

7) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
State VAT (ICMS) (1)	2,460,813	2,438,272	2,463,452	2,450,856
Withholding taxes and contributions (2)	67,389	212,264	72,163	238,355
PIS and COFINS	3,869,950	66,335	3,934,602	85,098
INSS, ISS and other taxes	37,062	8,232	37,376	27,431
Total	6,435,214	2,725,103	6,507,593	2,801,740

Current	1,843,176	1,984,999	1,856,724	2,058,455
Non-current	4,592,038	740,104	4,650,869	743,285

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

(1)     This includes credits of ICMS arising from the acquisition of property and equipment (subject to offsetting in 48 months); requests for refund of ICMS, which was paid under invoices that were cancelled subsequently; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$478,942 and R$423,588 on June 30, 2018 and December 31, 2017, respectively.

(2)     This refers to credits on withholding income tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

The balances of June 30, 2018 include the tax credits of PIS and COFINS monetarily restated by SELIC, in the amounts of R$3,783,625 (Company) and R$3,842,455 (Consolidated), arising from the final judicial process in Superior Court of Justice on March 20, 2018, in favor of the Company and its subsidiary TData, which recognized the right to deduct ICMS from the basis of calculation of PIS and COFINS contributions for the period from September 2003 to July 2014 (see notes 25 and 26).

The Company has four other lawsuits of the same nature in progress (including lawsuits of companies that have already been merged - Vivo, GVT and Telemig), which cover several periods between December 2001 and June 2017, whose amounts are being measured.

8)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or to suspension of tax liability, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims where the likelihood of loss was analyzed by the Company and its subsidiaries, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Judicial deposits
Tax	3,159,722	4,074,517	3,319,152	4,230,917
Labor	508,223	864,022	528,062	885,338
Civil	1,140,455	1,203,297	1,142,776	1,205,807
Regulatory	204,435	200,627	206,624	200,627
Total	5,012,835	6,342,463	5,196,614	6,522,689
Garnishments	114,743	137,823	117,853	141,116
Total	5,127,578	6,480,286	5,314,467	6,663,805

Current	301,521	324,465	301,743	,
Non-current	4,826,057	6,155,821	5,012,724	6,339,167

On June 30, 2018, the Company recorded a write-off of R$232 million resulting from the conclusion of a judicial deposit reconciliation process, with the support of a specialized company, in which information was obtained from banks and the judiciary and reconciled with the accounting records of the Company.

On June 30, 2018, the Company and its subsidiaries had a number of tax-related judicial deposits in the consolidated amount of R$3,319,152 (R$4,230,917 at December 31, 2017). In Note 18, we provide further details on issues arising from the most significant judicial deposits.

The table below presents the composition of the balances as at June 30, 2018 and December 31, 2107 of the tax judicial deposits (segregated and summarized by tribute).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Consolidated
	06/30/18	12/31/17
Contribution to Empresa Brasil de Comunicação (EBC)	1,368,249	1,238,068
Telecommunications Inspection Fund (FISTEL)	44,032	1,161,061
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	541,090	518,474
Universal Telecommunication Services Fund (FUST)	492,653	484,649
Social Contribution Tax for Intervention in the Economic Order (CIDE)	274,668	270,612
State Value-Added Tax (ICMS)	290,315	273,264
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	140,502	134,688
Withholding Income Tax (IRRF)	46,636	45,846
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	39,730	37,965
Other taxes, charges and contributions	81,277	66,290
Total	3,319,152	4,230,917

A brief description of the main tax-related judicial deposits is as follows:

•         Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony, and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11.652/2008. The Company and TData, as union members, made court deposits relating to that contribution.

•         Telecommunications Inspection Fund (FISTEL)

The Company has legal proceedings involving the collection by ANATEL of the Installation Inspection Fee ("TFI") on the renewal of the licenses.

In the second quarter of 2018, the judicial discussion regarding the exclusion of the calculation basis of the Installation Inspection Fee ("TFI") and Inspection and Operation Fee ("TFF") of mobile (cellular) stations that are not owned by the Company was unfavorable to the Company after it withdrew its appeal. Consequently, the amounts of R$1,126,810 deposited judicially were handed over to ANATEL.

9)   PREPAID EXPENSES

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Fistel Fee (1)	536,590	-	536,590	-
Advertising and publicity	176,460	335,700	176,460	336,295
Insurance	24,181	36,672	24,361	36,941
Rental	34,671	29,713	34,671	29,713
Software and networks maintenance	50,242	7,422	53,592	12,375
Incremental costs - IFRS 15 (2)	208,879	-	208,879	-
Taxes, financial charges, personal and other	78,586	37,475	95,105	54,231
Total	1,109,609	446,982	1,129,658	469,555

Current	1,020,507	425,298	1,037,835	446,439
Non-current	89,102	21,684	91,823	23,116

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

(1)    Refers to the remaining portion of the Inspection and Operation Fee amounts paid in March and April of 2018, based on the 2017 fiscal year, which will be amortized to the result until the end of the year.

(2)    Refers to the incremental costs arising from the adoption of IFRS 15 (Note 2.b).

10)  OTHER ASSETS

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Advances to employees and suppliers	101,250	53,103	110,120	58,456
Related-party receivables (Note 27)	301,354	557,211	117,742	166,733
Receivables from suppliers	94,924	114,015	94,924	114,015
Surplus from post-employment benefit plans (Note 29)	9,877	9,616	10,106	9,833
Other amounts receivable	22,578	54,282	20,105	61,295
Total	529,983	788,227	352,997	410,332

Current	468,146	701,882	290,574	321,397
Non-current	61,837	86,345	62,423	88,935

11) INVESTMENTS

a)   Information on investees

The information related to subsidiaries and joint ventures entities is the same as in Note 11) Investments, as disclosed in the financial statements for the fiscal year ended December 31, 2017.

Below is a summary of significant financial data on the Company’s investees:

	06/30/18					12/31/17
	Consolidated wholly-owned subsidiaries		Joint ventures			Consolidated wholly-owned subsidiaries		Joint ventures
	TData	POP	Aliança	Cia AIX	Cia ACT	TData	POP	Aliança	Cia AIX	Cia ACT

Equity interest	100.00%	100.00%	50.00%	50.00%	50.00%	100.00%	100.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	3,539,809	40,943	189,681	24,885	17	2,928,721	33,566	167,540	22,431	17
Non-current assets	870,397	54,339	-	12,532	-	749,694	52,761	-	13,410	-
Total assets	4,410,206	95,282	189,681	37,417	17	3,678,415	86,327	167,540	35,841	17

Current liabilities	2,479,193	51,742	91	4,314	1	1,893,271	47,337	58	4,084	1
Non-current liabilities	175,788	10	-	4,837	-	185,794	24	-	4,811	-
Equity	1,755,225	43,530	189,590	28,266	16	1,599,350	38,966	167,482	26,946	16
Total liabilities and equity	4,410,206	95,282	189,681	37,417	17	3,678,415	86,327	167,540	35,841	17

Investment book value	1,755,225	43,530	94,795	14,133	8	1,599,350	38,966	83,741	13,473	8

	Six-month periods ended
	06.30.18					06.30.17
	Consolidated wholly-owned subsidiaries		Joint ventures			Consolidated wholly-owned subsidiaries		Joint ventures
Summary of Income Statements:	TData	POP	Aliança	Cia AIX	Cia ACT	TData	POP	Aliança	Cia AIX	Cia ACT
Net operating income	3,596,301	15,619	-	22,825	40	1,237,179	14,820	-	22,670	41
Operating costs and expenses	(1,915,234)	(8,355)	(83)	(22,150)	(40)	(636,244)	(8,939)	14	(20,196)	(41)
Financial income (expenses), net	64,567	190	17	532	-	38,918	777	12	689	-
Income and social contribution taxes	(604,100)	(2,795)	-	113	-	(220,348)	(2,728)	-	(491)	-
Net income (loss) for the period	1,141,534	4,659	(66)	1,320	-	419,505	3,930	26	2,672	-
Equity pickup	1,141,534	4,659	(33)	660	-	419,505	3,930	13	1,336	-

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

b)   Changes in investments

	TData Consolidated	POP Consolidated	Aliança	AIX	ACT	Goodwill (1)	Other investments (2)	Total investments - Company	Eliminations	Total investments - Consolidated
Balances at 12/31/16	1,079,464	29,888	72,510	11,886	7	212,058	1,342	1,407,155	(1,321,410)	85,745
Equity pick-up	419,505	3,930	13	1,336	-	-	-	424,784	(423,435)	1,349
Dividends and interest on equity	(384,588)	-	-	-	-	-	-	(384,588)	384,588	-
Other comprehensive income	-	-	7,130	-	-	-	334	7,464	-	7,464
Balances at 06/30/17	1,114,381	33,818	79,653	13,222	7	212,058	1,676	1,454,815	(1,360,257)	94,558
Equity pick-up	873,321	5,148	(21)	251	1	-	-	878,700	(878,469)	231
Equity transactions	(59,029)	-	-	-	-	-	-	(59,029)	59,029	-
Dividends and interest on equity	(323,206)	-	-	-	-	-	-	(323,206)	323,206	-
Other comprehensive income	(6,117)	-	4,109	-	-	-	4	(2,004)	6,117	4,113
Balances at 12/31/17	1,599,350	38,966	83,741	13,473	8	212,058	1,680	1,949,276	(1,850,374)	98,902
Equity pick-up	1,141,534	4,659	(33)	660	-	-	-	1,146,820	(1,146,193)	627
Dividends and interest on equity	(963,503)	-	-	-	-	-	-	(963,503)	963,503	-
Other comprehensive income	(22,156)	(95)	11,087	-	-	-	(151)	(11,315)	22,251	10,936
Balances at 06/30/18	1,755,225	43,530	94,795	14,133	8	212,058	1,529	2,121,278	(2,010,813)	110,465

(1)  Goodwillfrom partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(2)  Other investments (tax incentives and interest held in companies) are measured at fair value.

12)  PROPERTY, PLANT AND EQUIPMENT

a) Breakdown, changes and depreciation rates

	Company
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 25.00	6.67 to 66.67	2.50 to 66.67		10.00 to 25.00

Balances and changes:
Balance at 12/31/16	22,231,625	2,581,179	3,715,494	315,719	778,048	(485,386)	2,700,870	31,837,549
Additions	17,364	58,206	27,967	-	99,960	(30,317)	2,329,641	2,502,821
Write-offs, net	(70,367)	(131)	(6,479)	(1,914)	(630)	67,880	(12,984)	(24,625)
Net transfers	1,739,618	670,603	308,961	-	2,329	132,578	(2,836,657)	17,432
Depreciation (Note 24)	(1,529,531)	(640,994)	(270,637)	-	(160,817)	-	-	(2,601,979)
Balance at 06/30/17	22,388,709	2,668,863	3,775,306	313,805	718,890	(315,245)	2,180,870	31,731,198
Additions	25,633	82,926	63,193	550	139,029	(6,961)	3,733,011	4,037,381
Write-offs, net	(18,397)	(7,471)	(212)	(2)	(1,941)	94,344	(4,543)	61,778
Net transfers	1,894,675	800,828	310,047	-	13,124	-	(3,055,315)	(36,641)
Depreciation	(1,481,647)	(825,465)	(270,652)	-	(103,420)	-	-	(2,681,184)
Balance at 12/31/17	22,808,973	2,719,681	3,877,682	314,353	765,682	(227,862)	2,854,023	33,112,532
Additions	8,747	74,510	37,563	550	73,802	(8,565)	2,857,497	3,044,104
Write-offs, net	(13,250)	(131)	(7,235)	-	(1,417)	12,886	(15,072)	(24,219)
Net transfers	2,775,838	143,192	208,409	-	19,153	-	(3,171,380)	(24,788)
Depreciation (Note 24)	(1,615,930)	(697,251)	(274,998)	-	(149,390)	-	-	(2,737,569)
Balance at 06/30/18	23,964,378	2,240,001	3,841,421	314,903	707,830	(223,541)	2,525,068	33,370,060

At 12/31/17
Cost	74,092,109	16,797,604	15,628,384	314,353	4,404,945	(227,862)	2,854,023	113,863,556
Accumulated depreciation	(51,283,136)	(14,077,923)	(11,750,702)	-	(3,639,263)	-	-	(80,751,024)
Total	22,808,973	2,719,681	3,877,682	314,353	765,682	(227,862)	2,854,023	33,112,532

At 06/30/18
Cost	76,775,940	16,876,458	15,785,326	314,903	4,487,727	(223,541)	2,525,068	116,541,881
Accumulated depreciation	(52,811,562)	(14,636,457)	(11,943,905)	-	(3,779,897)	-	-	(83,171,821)
Total	23,964,378	2,240,001	3,841,421	314,903	707,830	(223,541)	2,525,068	33,370,060

	Consolidated
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 25.00	6.67 to 66.67	2.50 to 66.67		10.00 to 25.00

Balances and changes:
Balance at 12/31/16	22,231,874	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918
Additions	17,364	58,206	27,967	-	105,939	(30,399)	2,330,383	2,509,460
Write-offs, net	(70,367)	(131)	(6,754)	(1,914)	(581)	67,960	(13,538)	(25,325)
Net transfers	1,739,618	670,603	308,961	-	20,964	132,578	(2,855,292)	17,432
Depreciation (Note 24)	(1,529,588)	(642,590)	(272,092)	-	(171,101)	-	-	(2,615,371)
Balance at 06/30/17	22,388,901	2,674,395	3,783,289	313,805	774,577	(315,436)	2,191,583	31,811,114
Additions	25,635	82,926	63,193	550	153,681	(6,975)	3,755,104	4,074,114
Write-offs, net	(18,399)	(7,471)	(212)	(2)	(1,941)	94,359	(5,359)	60,975
Net transfers	1,894,675	800,828	310,047	-	13,129	-	(3,055,320)	(36,641)
Depreciation	(1,481,703)	(826,346)	(272,362)	-	(113,882)	-	-	(2,694,293)
Business Combination (Note 1.c)	-	-	1,342	-	4,888	-	817	7,047
Balance at 12/31/17	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316
Additions	8,747	74,510	37,563	550	101,918	(8,565)	2,838,034	3,052,757
Write-offs, net	(13,248)	(131)	(7,364)	-	(1,417)	12,886	(15,072)	(24,346)
Net transfers	2,775,838	143,192	209,149	-	(150)	-	(3,152,890)	(24,861)
Depreciation (Note 24)	(1,615,967)	(697,682)	(276,689)	-	(162,445)	-	-	(2,752,783)
Balance at 06/30/18	23,964,479	2,244,221	3,847,956	314,903	768,358	(223,731)	2,556,897	33,473,083

At 12.31.17
Cost	74,100,056	16,845,903	15,728,808	314,353	4,687,395	(228,052)	2,886,825	114,335,288
Accumulated depreciation	(51,290,947)	(14,121,571)	(11,843,511)	-	(3,856,943)	-	-	(81,112,972)
Total	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316

At 06.30.18
Cost	76,783,887	16,924,757	15,885,448	314,903	4,779,732	(223,731)	2,556,897	117,021,893
Accumulated depreciation	(52,819,408)	(14,680,536)	(12,037,492)	-	(4,011,374)	-	-	(83,548,810)
Total	23,964,479	2,244,221	3,847,956	314,903	768,358	(223,731)	2,556,897	33,473,083

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

(1)  The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

b) Property and equipment items pledged in guarantee

At June 30, 2018, the Company had consolidated amounts of property and equipment items pledged in guarantee for lawsuits, amounting to R$159,766 (R$176,591 at December 31, 2017).

c) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered “reversible” (returnable to the concession authority). At June 30, 2018, estimated residual value of reversible assets was R$8,746,928 (R$8,763,355 at December 31, 2017), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

d) Finance lease

At June 30, 2018, classes of switching and transmission equipment, infrastructure and other assets included the net residual amounts of R$276,083 (R$280,103 as at December 31, 2017), in which the Company is a lessee of financial leasing operations.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

13) INTANGIBLE ASSETS

a) Breakdown, changes and amortization rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill (1)	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00	11.76	5.13	3.60 to 6.67	20.00

Balances and changes:
Balance at 12/31/16	22,850,363	2,693,207	2,561,220	1,157,820	14,897,968	50,698	(4,581)	63,425	44,270,120
Additions	-	148,917	-	-	-	79	-	457,050	606,046
Write-offs, net	-	(3,037)	-	-	-	-	-	-	(3,037)
Net transfers	-	299,684	-	-	-	(24,171)	31	(292,976)	(17,432)
Amortization (Note 24)	-	(480,434)	(296,640)	(42,102)	(464,182)	(3,035)	-	-	(1,286,393)
Balance at 06/30/17	22,850,363	2,658,337	2,264,580	1,115,718	14,433,786	23,571	(4,550)	227,499	43,569,304
Additions	-	111,860	-	-	-	128	-	643,735	755,723
Write-offs, net	-	(4,388)	-	-	-	-	4,051	-	(337)
Net transfers	-	401,861	-	-	-	(126)	-	(365,094)	36,641
Amortization	-	(463,270)	(285,717)	(42,103)	(464,180)	(2,625)	-	-	(1,257,895)
Balance at 12/31/17	22,850,363	2,704,400	1,978,863	1,073,615	13,969,606	20,948	(499)	506,140	43,103,436
Additions	-	127,667	-	-	-	-	-	493,027	620,694
Write-offs, net	-	(16)	-	-	-	-	-	-	(16)
Net transfers	-	235,110	-	-	-	-	-	(210,322)	24,788
Amortization (Note 24)	-	(476,912)	(274,794)	(42,102)	(460,038)	(2,432)	-	-	(1,256,278)
Balance at 06/30/18	22,850,363	2,590,249	1,704,069	1,031,513	13,509,568	18,516	(499)	788,845	42,492,624

At 12/31/17
Cost	22,850,363	14,966,763	4,513,278	1,658,897	20,237,572	238,193	(499)	506,140	64,970,707
Accumulated amortization	-	(12,262,363)	(2,534,415)	(585,282)	(6,267,966)	(217,245)	-	-	(21,867,271)
Total	22,850,363	2,704,400	1,978,863	1,073,615	13,969,606	20,948	(499)	506,140	43,103,436

At 06/30/18
Cost	22,850,363	15,320,991	4,513,278	1,658,897	20,237,573	238,194	(499)	788,845	65,607,642
Accumulated amortization	-	(12,730,742)	(2,809,209)	(627,384)	(6,728,005)	(219,678)	-	-	(23,115,018)
Total	22,850,363	2,590,249	1,704,069	1,031,513	13,509,568	18,516	(499)	788,845	42,492,624

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

(1)  Information on goodwill in the above tables is the same as in Note 13.b) Intangible - Goodwill, disclosed in the financial statements for the year ended December 31, 2017.

14)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Salaries and wages	22,695	37,070	25,381	40,171
Social charges and benefits	419,726	354,467	472,196	399,229
Profit sharing	161,619	247,501	179,199	273,384
Share-based payment plans (Note 28)	12,093	31,567	13,914	33,880
Other compensation	39,175	-	41,200	-
Total	655,308	670,605	731,890	746,664

Current	655,308	648,957	731,890	723,380
Non-current	-	21,648	-	23,284

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

15)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Sundry suppliers (Opex, Capex, Services e Material)	6,680,420	6,380,614	7,099,944	6,683,503
Amounts payable (operators, cobilling)	975,072	183,250	199,443	187,976
Interconnection / interlink	323,624	224,777	323,624	224,777
Related parties (Note 27)	1,626,934	1,772,203	398,225	350,844
Total	9,606,050	8,560,844	8,021,236	7,447,100

16) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
ICMS	1,085,555	1,106,507	1,130,728	1,149,137
PIS and COFINS	407,808	385,501	497,357	419,589
Fust and Funttel	90,152	93,869	90,152	93,869
Fistel, ISS, CIDE and other taxes	93,071	102,327	119,240	113,689
Total	1,676,586	1,688,204	1,837,477	1,776,284

Current	1,659,290	1,669,741	1,803,657	1,726,836
Non-current	17,296	18,463	33,820	49,448

17)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable

At June 30, 2018 and December 31, 2017, the Company had R$426,709 and R$323,206 to be received from TData, respectively.

Company
Balance at 12/31/17	323,206
Supplementary dividends for 2017 of TData	963,503
Receipt of dividends of TData	(860,000)
Balance at 06/30/18	426,709

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to “Investing Activities” group of accounts.

b)   Dividends and interest on equity payable

b.1) Breakdown:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Company / Consolidated
	06/30/18	12/31/17
Telefónica Latinoamérica Holding S.L.	1,129,120	505,750
Telefónica	1,359,639	609,003
SP Telecomunicações Participações	857,155	383,933
Telefónica Chile	2,389	1,070
Non-controlling interest	1,504,181	896,360
Total	4,852,484	2,396,116

b.2) Changes:

Company/ Consolidated
Balance at 12/31/17	2,396,116
Supplementary dividends for 2017	2,191,864
Interim interest on equity (net of IRRF)	340,000
Unclaimed dividends and interest on equity	(76,520)
Payment of dividends and interest on equity	(649)
IRRF on shareholders exempt/immune from interest on equity	1,673
Balance at 06/30/18	4,852,484

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

18) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provisions for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provisions for decommissioning are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Company
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/16	1,374,570	3,109,806	1,038,230	828,934	881,745	541,831	7,775,116
Additions (reversal), net (Note 25)	169,515	102,227	212,745	34,919	(70,901)	-	448,505
Other additions (reversal) (4)	-	100,252	(450)	-	-	10,432	110,234
Write-offs due to payment	(366,992)	(286)	(253,946)	(2,142)	-	-	(623,366)
Monetary restatement	69,137	236,616	67,436	37,573	32,706	7,200	450,668
Balances at 06/30/17	1,246,230	3,548,615	1,064,015	899,284	843,550	559,463	8,161,157
Additions (reversal), net	127,161	44,503	225,505	163,425	(18,329)	-	542,265
Other additions (reversal) (4)	-	-	(648)	-	-	10,333	9,685
Write-offs due to payment	(493,706)	(158,497)	(294,575)	(4,731)	-	-	(951,509)
Write-offs due to taxes (3)	-	(66,027)	-	-	-	-	(66,027)
Monetary restatement	74,634	106,306	53,138	45,814	20,575	4,929	305,396
Balances at 12/31/17	954,319	3,474,900	1,047,435	1,103,792	845,796	574,725	8,000,967
Additions (reversal), net (Note 25)	226,892	64,470	223,124	(37,302)	(21,699)	(6,862)	448,623
Other additions (reversal) (4)	(104,504)	(1,024,338)	(10,914)	-	-	8,356	(1,131,400)
Write-offs due to payment	(326,822)	(20,735)	(283,380)	(99,804)	-	-	(730,741)
Monetary restatement	83,190	154,929	63,269	18,073	(11,477)	9,875	317,859
Balances at 06/30/18	833,075	2,649,226	1,039,534	984,759	812,620	586,094	6,905,308

At 12/31/17
Current	239,229	-	201,673	994,009	-	-	1,434,911
Non-current	715,090	3,474,900	845,762	109,783	845,796	574,725	6,566,056

At 06/30/18
Current	232,288	-	165,486	871,483	-	-	1,269,257
Non-current	600,787	2,649,226	874,048	113,276	812,620	586,094	5,636,051

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/16	1,382,957	3,129,681	1,039,357	828,934	881,745	546,587	7,809,261
Additions (reversal), net (Note 25)	170,636	112,372	213,468	34,919	(70,901)	-	460,494
Other additions (reversal) (4)	492	100,252	(450)	-	-	10,432	110,726
Write-offs due to payment	(368,529)	(286)	(254,247)	(2,142)	-	-	(625,204)
Monetary restatement	69,775	247,249	67,739	37,573	32,706	7,200	462,242
Balances at 06/30/17	1,255,331	3,589,268	1,065,867	899,284	843,550	564,219	8,217,519
Additions (reversal), net	126,535	42,069	225,225	163,425	(18,329)	-	538,925
Other additions (reversal) (4)	(984)	(6,656)	657	-	-	10,333	3,350
Write-offs due to payment	(497,127)	(168,121)	(297,681)	(4,731)	-	-	(967,660)
Write-offs due to taxes (3)	-	(66,027)	-	-	-	-	(66,027)
Monetary restatement	77,559	101,144	55,748	45,814	20,575	4,929	305,769
Business combination (Note 1 c)	19,282	87,531	6,061	-	-	-	112,874
Balances at 12/31/17	980,596	3,579,208	1,055,877	1,103,792	845,796	579,481	8,144,750
Additions (reversal), net (Note 25)	231,829	64,732	225,612	(37,302)	(21,699)	(6,862)	456,310
Other additions (reversal) (4)	(102,158)	(1,024,338)	(12,406)	-	-	8,356	(1,130,546)
Write-offs due to payment	(332,212)	(21,282)	(284,619)	(99,804)	-	-	(737,917)
Monetary restatement	84,993	156,520	63,729	18,073	(11,477)	9,875	321,713
Balances at 06/30/18	863,048	2,754,840	1,048,193	984,759	812,620	590,850	7,054,310

At 12/31/17
Current	239,229	-	201,673	994,009	-	-	1,434,911
Non-current	741,367	3,579,208	854,204	109,783	845,796	579,481	6,709,839

At 06/30/18
Current	232,288	-	165,486	871,483	-	-	1,269,257
Non-current	630,760	2,754,840	882,707	113,276	812,620	590,850	5,785,053

(1) This refers to contingent liabilities arising from Purchase Price Allocation (PPA) generated on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

(2) These refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as at the time of execution of the initial lease agreement.

(3)  This refers to the amounts of tax on tax losses used to offset tax provisions arising from the Company's adherence to the Special Tax Regularization Program (PERT).

(4)  Refers mainly to the amounts of inflows and losses carried out against judicial deposits (Note 8).

a) Labor provisions and contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06/30/18	12/31/17	06/30/18	12/31/17
Provisions - probable losses	833,075	954,319	863,048	980,596
Possible losses	169,552	210,211	208,370	261,876

Labor provisions and contingencies involve labor claims filed by former employees and outsourced employees (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing. The Company finalized an improvement work in calculating the estimate of the labor provision value for cases of solidarity with third parties, evolving from a calculation based on the historical average of payments to an assessment of the expected loss in an individualized way for each process, resulting in an increase in the provision of R$116 million.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is party to Public Civil Actions filed by the Labor Public Prosecutor's Office, mainly in relation to the determination that the Company must cease the engagement of intermediaries to carry out its core activities. No amounts were allocated to the possible degree of risk in these Public Civil Actions in the above table, since at this stage of the proceedings it is not possible to estimate the cost to the Company in the event of loss.

b) Tax provisions and contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06/30/18	12/31/17	06/30/18	12/31/17
Provisions - probable losses	2,649,226	3,474,900	2,754,840	3,579,208
Federal	430,573	420,128	513,775	502,153
State	368,305	231,667	368,305	231,998
Municipal	33,125	32,054	33,125	32,054
FUST, FISTEL and EBC	1,817,223	2,791,051	1,839,635	2,813,003
Possible losses	32,266,663	34,029,094	33,955,712	35,388,910
Federal	8,139,209	7,936,925	8,466,746	8,226,374
State	15,837,653	18,015,683	17,027,581	18,968,349
Municipal	618,567	542,084	624,551	548,014
FUST, FUNTTEL, FISTEL and EBC	7,671,234	7,534,402	7,836,834	7,646,173

b.1) Probable tax contingencies

Management and its legal counsel understand that losses are probable in the following federal, state, municipal and other tax proceedings (FUST and EBC) are described below:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

Federal Taxes

The Company and/or its subsidiaries are parties to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98.

At June 30, 2018, consolidated provisions totaled R$513,775 (R$502,153 at December 31, 2017).

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) disallowance of ICMS (VAT) credits; (ii) telecommunications services not subject to ICMS; (iii) tax credit for challenges / disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate difference of ICMS; (v) ICMS on rent of infrastructure necessary for internet (data) services; and (vi) outflows of goods with prices lower than those of acquisition.

At June 30, 2018, consolidated provisions totaled R$368,305 (R$231,998 at December 31, 2017).

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (IPTU); (ii) Services tax (ISS) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

At June 30, 2018, consolidated provisions totaled R$33,125 (R$32,054 at December 31, 2017).

FUST and EBC

The Company and/or subsidiaries have administrative and judicial discussions related to: (i) the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST; and (ii) Contribution to the Promotion of Public Broadcasting (EBC).

In the second quarter of 2018, the discussion regarding the exclusion of the calculation basis of the Installation Inspection Fee ("TFI") and Inspection and Operation Fee ("TFF") of mobile (cellular) stations that are not owned by the Company was closed unfavorably to the Company and the amounts deposited judicially (Note 8) were handed over to ANATEL.

At June 30, 2018, consolidated provisions totaled R$1,839,635 (R$2,813,003 at December 31, 2017).

b.2) Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and other tax proceedings (FUST, FUNTTEL, FISTEL and EBC), described below:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (social security contribution) (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE) and (c) supply of meals to employees, withholding of 11% (assignment of workforce); (iii) withholding income tax and CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) income and social contribution taxes - disallowance of costs and sundry expenses not evidenced; (v) deduction of COFINS on swap operation losses; (vi) PIS and COFINS accrual basis versus cash basis; (vii) income tax-related incentive investments FINOR, FINAN or FUNRES; (viii) income and social contribution taxes: disallowance of expenses on goodwill of the corporate restructuring of Terra Networks and Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (ix) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (x) IPI levied on shipment of fixed access units from the Company's establishment; (xi) PIS and COFINS levied on value-added services and monthly subscription services; (xii) INSS on Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (xiii) Financial transaction tax (IOF) - required on loan transactions, intercompany loans and credit transactions; and (xiv) operating expenses allegedly non-deductible and related to estimated losses on the recoverable value of accounts receivable.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

At June 30, 2018, consolidated amounts involved totaled R$8,466,746 (R$8,226,374 at December 31, 2017).

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, which are awaiting decisions in different court levels.

Among these lawsuits, the following are highlighted: (i) rental of movable property; (ii) international calls (DDI); (iii) reversal of ICMS (VAT) credit related to the acquisition of items of property, plant and equipment and payment of ICMS in interstate transfers of property, plant and equipment between branches; (iv) reversal of previously unused ICMS credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) deferred collection of ICMS - interconnection (DETRAF - Traffic and Service Provision Document); (xii) credits derived from tax benefits granted by other states; (xiii) disallowance of tax incentives related to cultural projects; (xiv) transfers of assets among business units owned by the Company; (xv) communications service tax credits used in provision of services of the same nature; (xvi) card donation for prepaid service activation; (xvii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xviii) DETRAF fine; (xix) ICMS on own consumption; (xx) ICMS on exemption of public bodies; (xxi) ICMS on amounts given by way of discounts; (xxii) new tax register bookkeeping without prior authorization by tax authorities; (xxiii) ICMS on advertising services; (xxiv) ICMS on unmeasured services; and (xxv) ICMS on monthly subscription, which is in the Federal Supreme Court ("STF") with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

At June 30, 2018, consolidated amounts involved totaled R$17,027,581 (R$18,968,349 at December 31, 2017).

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) service tax (ISS) on non-core activity, value-added and supplementary services; (ii) ISS withholding at source; (iii) property tax (IPTU); (iv) land use tax; (v) various municipal charges; (vi) charge for use of mobile network and lease of infrastructure; (vii) advertising services; (viii) services provided by third parties; (ix) advisory services in corporate management provided by Telefónica Latino América Holding; (x) ISS on call identification and mobile phone licensing services; (xi) ISS on full-time services, provisions, returns and cancelled tax receipts; and (xii) ISS on data processing and antivirus congeners.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

At June 30, 2018, consolidated amounts involved totaled R$624,551 (R$548,014 at December 31, 2017).

FUST, FUNTTEL, FISTEL and EBC

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to not include revenues with interconnection and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL in the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At June 30, 2018, consolidated amounts involved totaled R$4,671,553 (R$4,316,571 at December 31, 2017).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings filed for recognition of the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

Several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

At June 30, 2018, consolidated amounts involved totaled R$571,653 (R$493,867 at December 31, 2017).

Telecommunications Inspection Fund ("FISTEL") and Contribution to Empresa Brasil de Comunicação (“EBC”)

Judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service; and (iii) Contribution to Empresa Brasil de Comunicação (“EBC”).

At June 30, 2018, consolidated amounts involved totaled R$2,593,628 (R$2,835,735 at December 31, 2017).

c) Civil provisions and contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06/30/18	12/31/17	06/30/18	12/31/17
Provisions - probable losses	1,039,534	1,047,435	1,048,193	1,055,877
Possible losses	3,096,203	2,840,894	3,111,063	2,858,796

c.1) Provisions for probable civil losses

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

Management and its legal counsel understand that losses are probable in the following civil proceedings:

•       The Company and/or its subsidiaries are parties to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At June 30, 2018, consolidated provisions totaled R$313,389 (R$324,232 at December 31, 2017).

•       The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. At June 30, 2018, consolidated provisions totaled R$393,503 (R$296,169 at December 31, 2017).

•       The Company and/or its subsidiaries are parties to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At June 30, 2018, consolidated provisions totaled R$341,301 (R$435,476  at December 31, 2017).

c.2) Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•       Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the health insurance plan for retired employees ("PAMA") and claim for the reestablishment of the prior "status quo".  This proceeding is still in the appeal phase, and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•       Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry (FENAPAS), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the "windup of the supplementary private pension plan of the SISTEL Foundation", which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off.  The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carriers of the former Telebrás System.

•       The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business. At June 30, 2018, the consolidated amount totaled R$3,082,280 (R$2,827,071 at December 31, 2017).

•       TGLog (company controlled by TData) is a party to the civil enforcement action process in the 3rd Civil Court of Barueri - SP for the allegation of contractual noncompliance with the transportation of goods. At December 31, 2017, the amount was R$178.

•       Terra Networks (company controlled by TData) is a party to: (i) supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual noncompliance. At June 30, 2018, the amount was R$14,576 (R$17,340 at December 31, 2017).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

•       The Company has received notices regarding noncompliance with the Customer Service (SAC) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At June 30, 2018 and December 31, 2017, the amount was R$14,207.

•       Intelectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (Lune), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina".  The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service ("Bina"), subject to a daily fine of R$10,000.00 (Ten thousand reais) in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. We brought a Special Appeal against the aforementioned judgment in order to recognize the active illegitimacy of Lune and determined the termination of the proceedings, and such appeal is awaiting judgment before the Superior Court of Justice ("STJ"). There is no way to determine at this time the extent of potential liabilities with respect to this claim.

•       The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor's Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

d) Regulatory provisions and contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06/30/18	12/31/17	06/30/18	12/31/17
Provisions - probable losses	984,759	1,103,792	984,759	1,103,792
Possible losses	5,289,064	5,065,907	5,289,064	5,065,907

d.1) Provisions for regulatory proceedings assessed as probable losses

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At June 30, 2018, consolidated provisions totaled R$984,759 (R$1,103,792 at December 31, 2017).

d.2) Regulatory contingencies assessed as possible losses

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory proceedings is possible:

•       The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At June 30, 2018, the consolidated amount was R$5,289,064 (R$5,065,907 at December 31, 2017).

•       Administrative and judicial proceedings discussing payment of a 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider's Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated in clause 1.7 of referred Authorization Term.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL's position.

d.3) Term of Conduct Adjustment ("TAC")

In 2014, the Company proposed the conclusion of the TAC, with respect to the subjects Universalization and Expansion of Access, Quality, Interruptions, Rights and Guarantees of Users and Supervision, with ANATEL, whose Board of Directors approved October 27, 2016. On 27 September of 2017, this instrument was judged by the Federal Audit Court ("TCU"), with the instruction of recommendations and determinations to ANATEL for the continuation of the analysis of the agreement.

On March 8, 2018, ANATEL ultimately adjudicated fines in the updated amount of R$700 million, which were withdrawn from the TAC. The Company has expressed with ANATEL the interest in reviewing the terms of the agreement, due to the imbalance caused by this fact. However, on April 25, ANATEL's Board of Directors decided, with three votes to two, to close the process that established the Company's TAC, which substituted fines for investments. The measure met the recommendation of the technical area of ANATEL not to enter into an agreement with the Company. With the decision not to conclude the agreement, the Company again has the fine amounts charged by ANATEL, which were suspended until this decision, but may appeal to the courts for charges that it considers undue.

There is no accounting impact that should be recognized in the Company's financial statements as of June 30, 2018 as a result of the discontinuation of the TAC negotiations.

e) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Consolidated
	06/30/18			12/31/17
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	159,766	5,314,467	1,529,281	176,591	6,663,805	1,669,476
Total	159,766	5,314,467	1,529,281	176,591	6,663,805	1,669,476

At June 30, 2018, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$74,750 (R$69,764 at December 31, 2017).

19)  DEFERRED REVENUE

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Services and goods (1)	-	301,292	-	301,292
Disposal of PP&E (2)	164,970	165,162	164,970	165,162
Activation revenue (3)	-	7,477	-	7,959
Customer loyalty program (4)	-	50,354	-	50,354
Government grants (5)	105,056	115,379	105,056	115,379
Contractual Liabilities - IFRS 15 (6)	561,557	-	561,557	-
Other (7)	58,904	81,466	60,065	83,052
Total	890,487	721,130	891,648	723,198

Current	521,370	370,493	522,531	372,561
Non-current	369,117	350,637	369,117	350,637

(1)  This refers mainly to the balances of revenues from recharging prepaid services, which are recognized in income as services are provided to customers. It includes the amount of the agreement the Company entered into for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan, which is intended solely for the rendering of SMP services by the operator for its customers.

(2)  Includes the net balances of the residual values from sale of non-strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(3)  This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

(4)  This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills relating to use of services offered. The balance represents the Company's estimate of customers exchanging points for goods and / or services in the future.

(5)  This refers to: i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which  have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6)  Refers to the balance of contractual liabilities arising from the adoption of IFRS 15 (Note 2.b) and amounts related to customer contracts (services and goods, activation revenue and customer loyalty program) were reclassified to the line of "Contractual Liabilities - IFRS 15".The amounts on June 30, 2018 were R$368,182, of which: (i) services and goods R$312,936; (ii) activation revenue R$4,220 and (iii) customer loyalty program R$51,026.

(7)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

20) LOANS, FINANCING AND DEBENTURES

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

a) Breakdown

The contractual terms of the loans and financing are the same as in Note 20) Loans, Financing and Debentures, disclosed in the financial statements for the fiscal year ended December 31, 2017.

	Company / Consolidated
	Information as of June 30, 2018				06/30/18			12/31/17
	Currency	Annual interest rate	Maturity	Garantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					1,288,362	1,840,020	3,128,382	1,478,656	2,237,192	3,715,848

Financial Institutions (a.1)					818,628	1,063,064	1,881,692	820,468	1,456,624	2,277,092
BNDES FINEM	URTJLP	TJLP+ 0 to 4.08%	7/15/2019	(1)	367,557	31,794	399,351	371,946	213,958	585,904
BNDES FINEM	URTJLP	TJLP+ 0 to 3.38%	8/15/2020	(3)	184,152	213,176	397,328	184,007	303,560	487,567
BNDES FINEM	R$	5.00%	11/15/2019	(3)	14,636	6,081	20,717	14,654	13,377	28,031
BNDES FINEM	URTJLP	TJLP+ 0 to 3.12%	1/15/2023	(3)	103,236	364,080	467,316	101,879	413,552	515,431
BNDES FINEM	R$	4.00% to 6.00%	1/15/2023	(3)	37,896	113,304	151,200	37,061	132,092	169,153
BNDES FINEM	R$	Selic Acum. D-2 + 2.32%	1/15/2023	(3)	77,634	277,033	354,667	70,426	305,952	376,378
BNDES PSI	R$	2.5% to 5.5%	1/15/2023	(2)	18,457	10,338	28,795	25,405	19,413	44,818
BNB	R$	7.06% to 10%	8/18/2022	(4)	15,060	47,258	62,318	15,090	54,720	69,810

Suppliers (a.2)	R$	104.4% a 112.4 % of CDI	6/30/2019		413,507	-	413,507	607,152	-	607,152

Finance lease (a.3)	R$	IPCA and IGP-M	8/31/2033		56,227	320,994	377,221	51,036	334,424	385,460

Contingent Consideration (a.4)	R$	Selic			-	455,962	455,962	-	446,144	446,144

Foreign Currency					164,934	13,662	178,596	142,299	82,955	225,254

Financial Institutions (a.1)					164,934	13,662	178,596	142,299	82,955	225,254
BNDES FINEM	UMBND	ECM + 2.38%	7/15/2019	(1)	164,934	13,662	178,596	142,299	82,955	225,254
Total					1,453,296	1,853,682	3,306,978	1,620,955	2,320,147	3,941,102

Guarantees:

(1)  Guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

(2)  Pledge of financed assets.

(3)  Assignment of receivables corresponding to 20% of outstanding debt balance or 1 time the last installment of sub-credit facility "A" (UMIPCA) plus 5 times the last installment of each of the other sub-credit facilities, whichever is greater.

(4)  Bank guarantee in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$12,093 and R$11,722 at June 30, 2018 and December 31, 2017, respectively.

a.1)  Loans and financing

Some financing agreements with the BNDES described above, have lower interest rates than those prevailing on the market. These operations fall within the scope of IAS 20 / CPC 7 and thus the subsidies granted by BNDES were adjusted to present value and deferred in accordance with the useful lives of the financed assets, resulting in a balance as at June 30, 2018 of R$26,779 (R$32,155 at December 31, 2017), Note 19.

a.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on fixed CDI rate for the corresponding periods, with the net cost equivalent to between 104.4% to 112.4% of CDI (101.4% to 109.4% of CDI at December 31, 2017).

a.3) Finance lease

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

The Company has agreements classified as finance lease agreements in the condition of lessee relate to: (i) lease of towers and rooftops arising from sale and finance leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The balance of amounts payable relating to aforementioned transactions comprises the following effects:

	Company / Consolidated
	06/30/18	12/31/17
Nominal value payable	768,109	787,147
Unrealized financial expenses	(390,888)	(401,687)
Present value payable	377,221	385,460

Current	56,227	51,036
Non-current	320,994	334,424

Aging list of finance lease payable at June 30, 2018 is as follows:

	Company / Consolidated
	Nominal value payable	Present value payable
Up to 1 year	63,775	56,227
From 1 to 5 years	202,318	143,950
Over five years	502,016	177,044
Total	768,109	377,221

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at June 30, 2018 and December 31, 2017.

a.4) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

b)  Debentures

The contractual terms of the debentures are the same as in Note 20) Loans, Financing and Debentures, disclosed in the financial statements for the fiscal year ended December 31, 2017.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

On April 25, 2018, the debentures of the 4th issue were fully settled. The amount paid in settlement amounted to R$1,347,257, of which R$1,300,000 corresponded to the principal and R$47,257 corresponded to interest.

Information on the debentures at June 30, 2018 and December 31, 2017:

Company / Consolidated
	Information as of June 30, 2018			06/30/18			12/31/17
Issue		Maturity	Remuneration p.a.	Current	Non-current	Total	Current	Non-current	Total

4th issue – Series 3	10/15/2009	10/15/2019	IPCA+4.00%	1,110	40,275	41,385	312	40,010	40,322
1st issue – Minas Comunica	12/17/2007	7/5/2021	IPCA+0.50%	25,805	77,985	103,790	24,088	72,264	96,352
4th issue	4/25/2013	4/25/2018	100% of CDI + 0.68%	-	-	-	1,317,513	-	1,317,513
5th issue	2/8/2017	2/8/2022	108.25% of CDI	51,217	1,997,141	2,048,358	64,397	1,996,517	2,060,914
6th issue	11/27/2017	11/27/2020	100% of CDI + 0.24%	5,843	999,609	1,005,452	6,176	999,462	1,005,638
Total				83,975	3,115,010	3,198,985	1,412,486	3,108,253	4,520,739

Transaction costs in connection with the 4th, 5th and 6th issues, totaling R$4,651 at June 30, 2018 (R$5,422 at December 31, 2017, 4th, 5th and 6th issues), were allocated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

c) Repayment schedule

At June 30, 2018, breakdown of non-current loans, financing, finance lease, debentures and contingent consideration by year of maturity is as follows:

	Company / Consolidated
Year	Loans and financing	Debentures	Finance lease	Contingent Consideration	Total
2019	266,025	66,270	44,336	-	376,631
2020	356,687	1,025,995	35,280	-	1,417,962
2021	228,954	1,025,995	33,703	-	1,288,652
2022	207,137	996,750	32,158	-	1,236,045
2023 onwards	17,923	-	175,517	455,962	649,402
Total	1,076,726	3,115,010	320,994	455,962	4,968,692

d)  Covenants

There are loans and financing with BNDES and debentures with specific covenants involving a penalty in the event of breach of contract. A breach of contract provided for in the agreements with the institutions listed above is characterized as noncompliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

At June 30, 2018 and December 31, 2017 all economic and financial indexes established in existing contracts have been achieved.

e)  Changes

Changes in loans and financing, debentures, finance lease agreements and contingent considerations are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Company / Consolidated
	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12.31.16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074
Additions	39,878	2,000,000	5,190	227,465	-	2,272,533
Financial charges (Note 26)	170,108	292,555	18,617	35,246	18,175	534,701
Issue costs	-	(4,825)	-	-	-	(4,825)
Foreign exchange variation (Note 26)	17,054	-	-	-	-	17,054
Write-offs (payments)	(893,913)	(221,506)	(25,672)	(480,430)	-	(1,621,521)
Balance at 06.30.17	3,491,142	5,620,531	372,563	504,872	432,908	10,422,016
Additions	15,998	1,000,000	8,272	343,979	-	1,368,249
Government grants (Note 19)	(1,581)	-	-	-	-	(1,581)
Financial charges	130,045	192,740	26,648	35,357	13,236	398,026
Issue costs	-	(101)	-	-	-	(101)
Foreign exchange variation	(1,208)	-	-	-	-	(1,208)
Write-offs (payments)	(1,132,050)	(2,292,431)	(22,023)	(277,056)	-	(3,723,560)
Balance at 12.31.17	2,502,346	4,520,739	385,460	607,152	446,144	8,461,841
Additions	-	-	10,613	228,507	-	239,120
Government grants (Note 19)	(40)	-	-	-	-	(40)
Financial charges (Note 26)	91,142	140,423	7,386	16,334	9,818	265,103
Issue costs	-	771	-	-	-	771
Foreign exchange variation (Note 26)	27,489	-	-	-	-	27,489
Write-offs (payments)	(560,649)	(1,462,948)	(26,238)	(438,486)	-	(2,488,321)
Balance at 06.30.18	2,060,288	3,198,985	377,221	413,507	455,962	6,505,963

The following is a summary of funding and payments made during the year ended June 30, 2018.

	Additions	Write-offs (payments)
		Principal	Financial charges	Total
Loans and financing	-	(469,742)	(90,907)	(560,649)
BNDES	-	(462,280)	(88,683)	(550,963)
BNB	-	(7,462)	(2,224)	(9,686)
Debêntures	-	(1,300,000)	(162,948)	(1,462,948)
4th issue	-	(1,300,000)	(47,257)	(1,347,257)
5th issue	-	-	(82,123)	(82,123)
6th issue	-	-	(33,568)	(33,568)
Suppliers	228,507	(402,767)	(35,719)	(438,486)
Finance lease	10,613	(19,091)	(7,147)	(26,238)
Total	239,120	(2,191,600)	(296,721)	(2,488,321)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

21) OTHER LIABILITIES

	Company		Consolidated
	06/30/18	12/31/17	06/30/18	12/31/17
Authorization licenses (1)	121,114	258,742	121,114	258,742
Liabilities with related parties (Note 27)	112,894	139,173	115,802	125,987
Payment for license renewal (2)	188,456	167,536	188,456	167,536
Third-party withholdings (3)	145,357	126,361	154,339	144,593
Surplus from post-employment benefit plans (Note 29)	546,487	522,498	556,784	531,938
Amounts to be refunded to subscribers	47,253	187,826	48,387	189,380
Other liabilities	74,968	70,108	77,924	72,893
Total	1,236,529	1,472,244	1,262,806	1,491,069

Current	442,172	700,251	458,802	718,468
Non-current	794,357	771,993	804,004	772,601

(1)  As December 31, 2017, includes a portion of the Company's liability arising from an agreement entered into with ANATEL, whereby the operators that won the auction of the 4G licenses organized Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV ("EAD"), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems, in addition to other operations in which the winning operators have obligations, as defined in the agreement. On January 31, 2018, the Company paid R$142,862 to EAD, referring to the 4th installments of the auction of 700 MHz national frequency bands for the provision of SMP, performed by ANATEL on September 30, 2014.

(2)  This refers to the cost of renewing STFC and SMP licenses.

(3)  This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

22)  EQUITY

a) Capital

According to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

Nevertheless, Brazil’s Corporation Law (Law No. 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution to decide about amendments to the Articles of Incorporation, if the authorized capital increase limit has been reached.

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the  Articles of Incorporation, but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per Article 7 of the Company's Articles of Incorporation and item II, paragraph 1, Article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years and this right will be kept until payment of said dividend.

Subscribed and paid-in capital at June 30, 2018 and December 31, 2017 amounted to R$63,571,416, divided into shares without par value, held as follows:

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723		1,688,693,776

b) Capital reserves

b.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders (SPTE Participações Ltda.) after the tax credits are realized under the terms of CVM Ruling No. 319/99.

b.2) Other capital reserves

The breakdown at June 30, 2018 and December 31, 2017 is as follows.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

Consolidated
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,735,930
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (2)	(112,107)
Direct costs of capital increases (3)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)
Effects of the acquisition of Lemontree and GTR by Company and Tglog by TData (5)	(75,388)
Preferred shares delivered referring to the judicial process of expansion plan (6)	2
Effects of the acquisition of Terra Networks Brasil by TData (7)	(59,029)
Total	1,238,268

(1)  Refers to the excess of the value on the issue or capitalization, in relation to the basic value of the share on the issue date.

(2)  The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders' Meeting held on March 12, 2015.

(3)  Refers to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares.

(4)  Refers to the difference between the economic values of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date.

(5)  Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10 / CPCs 35 and 36, would be recorded in equity when there is no change in the shareholding control.

(6)  Refers to the effects of write-offs due to the transfer of 62 preferred shares in treasury to outstanding shares, for compliance with judicial process decisions in which the Company is involved regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

(7)  Refers to the effects of TData's acquisition of Terra Networks, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired (Note 1 c).

b.3) Treasury shares

The Company's shares held in treasury whose balance is resulting: (i) from the exercise of the right to withdraw from the Company's common and preferred shareholders, who expressed their dissent regarding the acquisition of GVTPart.; (ii) the acquisition of preferred shares in the financial market in accordance with the share buyback program in effect at the time of the transaction (see Note 22.f); and (iii) transfers of preferred shares, related to compliance with court decisions in which the Company is involved, which deals with rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

c) Income reserves

c.1) Legal reserve

This reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. The legal reserve will only be used to increase capital and offset accumulated losses.

c.2) Special Reserve for Expansion and Modernization

Pursuant to article 196 of Law 6,404/76, and based on a capital budget, submitted and approved at the Annual General Meeting ("AGO") of April 12, 2018, the Company reversed the special reserve for expansion and modernization constituted for the 2017 fiscal year in the amount of R$550,000 and constituted a new special reserve for expansion and modernization in the amount of R$297,000, which will be used for the partial funding of the capital budget for 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

c.3) Tax Incentives Reserve

The Company has State VAT (ICMS) tax benefits in the States of Minas Gerais and Espírito Santo, relating to tax credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area. The portion of profit subject to the incentive was excluded from the dividend calculation, and may be used only in the event of capital increase or loss absorption.

d) Dividend and interest on equity

d.1)  Interim interest on equity for 2018

At a meeting held on June 18, 2018, ad referendum at the Annual Shareholders’ Meeting to be held in 2018, and pursuant to Article 28 of the Company's bylaws, Article 9 of Law No. 9249/95 and CVM Resolution 638/12, the Board of Directors decided to interim interest on own equity (IOE) for the year 2018 in the gross amount of R$400,000, equivalent to R$0.22214474945 per common share and R$0.24435922439 per preferred share, corresponding to an amount before withholding income tax of R$340,000, equivalent to R$0.18882303703 per common share and R$0.20770534073 per preferred share, calculated based of net income shown in the balance sheet as of May 31, 2018.

These earnings will be paid out by the end of 2019 on a date to be set by the Board and disclosed to the market in due course. Amounts will be individually credited to shareholders depending on their shareholding positions in the Company's records at the close of business on June 29, 2018, inclusive.

d.2)  Dividends and interest on equity for 2017

On April 12, 2018, the Company's Ordinary General Meeting unanimously approved the proposal for the allocation of interest on  equity and dividends for the year ended December 31, 2017. On April 23, 2018, the Company's Board of Executive Officers informed shareholders the dates for the payment of these interest on shareholders' equity and dividends, as follows:

	Dates			Gross Amount			Net Value			Amount per Share (1)
Nature	Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

IOE	02/13/17	02/24/17	08/21/18	56,916	123,084	180,000	48,379	104,621	153,000	0.08497033323	0.09346736655
IOE	03/20/17	03/31/17	08/21/18	110,669	239,331	350,000	94,069	203,431	297,500	0.16522009240	0.18174210164
IOE	06/19/17	06/30/17	08/21/18	30,039	64,961	95,000	25,533	55,217	80,750	0.04484545365	0.04932999901
IOE	09/18/17	09/29/17	08/21/18	96,440	208,560	305,000	81,974	177,276	259,250	0.14397756723	0.15837532395
IOE	12/14/17	12/26/17	08/21/18	470,072	1,016,567	1,486,639	399,561	864,082	1,263,643	0.70177917518	0.77195709270
Dividends	04/12/18	04/12/18	12/11/18	693,062	1,498,802	2,191,864	693,062	1,498,802	2,191,864	1.21727748174	1.33900522992
Total	Total			1,457,198	3,151,305	4,608,503	1,342,578	2,903,429	4,246,007

(1)  The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF). The immune shareholders received the full IOE amount, without withholding income tax at source.

(2)  The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity once the statute of limitation occurred..

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

In the six-month period ended June 30, 2018, the Company reversed dividends subject to the statute of limitation in the amount of R$76,520.

e) Other comprehensive income

Financial instruments available for sale: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in other comprehensive income are as follows:

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation effects - foreign investments	Total
Balances at 12/31/16	(8,881)	3,549	16,793	11,461
Translation gains	-	-	7,130	7,130
Gains from future contracts	-	2,619	-	2,619
Gains on financial assets available for sale	220	-	-	220
Balances at 06/30/17	(8,661)	6,168	23,923	21,430
Translation gains	-	-	4,109	4,109
Losses from future contracts	-	(4,214)	-	(4,214)
Gains on financial assets available for sale	3	-	-	3
Balances at 12/31/17	(8,658)	1,954	28,032	21,328
Translation gains	-	-	11,087	11,087
Losses from future contracts	-	(956)	-	(956)
Losses on financial assets available for sale	(100)	-	-	(100)
Balances at 06/30/18	(8,758)	998	39,119	31,359

f) Company Share Repurchase Program

In a meeting held on June 9, 2017, the Company's Board of Directors, in accordance with Article 17, item XV, of the Articles of Incorporation, approved the repurchase of common and preferred shares issued by the Company, under CVM Ruling No. 567, of September 17, 2015, for acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or to be held in treasury, without decreasing capital, to increase shareholder value through the efficient application of available cash resources and optimize the Company's capital allocation.

The repurchase will be made through the use of the capital reserve balance included in the balance sheet as at March 31, 2017, excluding the reserves referred to in Article 7, paragraph 1, of CVM Instruction 567, of September 17, 2015.

This program is effective until December 8, 2018, with the acquisitions made at B3, at market prices, observing the legal and regulatory limits, being the maximum amounts to be acquired of 870,781 common shares and 41,510,761 preferred shares.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

On June 1, 2017 and July 5, 2017, the Company acquired 45 and 661 preferred shares issued by the Company at an average unit price of R$47.31 and R$45.26, respectively, totaling R$32.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year.

The following table shows the calculation of earnings per share for the three-month and six-month periods ended June 30, 2018 and 2017:

	Company
	Three-month periods ended		Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17
Net income for the period attributable to shareholders:	3,166,297	872,922	4,264,316	1,869,119
Common shares	1,001,175	276,016	1,348,366	591,011
Preferred shares	2,165,122	596,906	2,915,950	1,278,108

Number of shares in thousands:	1,688,694	1,688,694	1,688,694	1,688,694
Weighted average number of outstanding common shares for the period	569,354	569,354	569,354	569,354
Weighted average number of outstanding preferred shares for the period	1,119,340	1,119,340	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares (R$)	1.76	0.48	2.37	1.04
Preferred shares (R$)	1.93	0.53	2.61	1.14

23)  NET OPERATING REVENUE

	Company
	Three-month periods ended		Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17
Gross operating revenue (1)	14,298,546	15,825,170	28,771,148	31,804,312

Deductions from gross operating revenue	(5,279,057)	(5,770,590)	(10,608,859)	(11,670,086)
Taxes	(3,392,747)	(4,081,692)	(6,942,523)	(8,200,912)
Discounts granted and return of goods	(1,886,310)	(1,688,898)	(3,666,336)	(3,469,174)

Net operating revenue	9,019,489	10,054,580	18,162,289	20,134,226

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17
Gross operating revenue (1)	16,343,862	16,553,192	32,678,252	33,123,586

Deductions from gross operating revenue	(5,520,464)	(5,855,999)	(11,065,893)	(11,836,243)
Taxes	(3,632,818)	(4,164,490)	(7,395,713)	(8,362,465)
Discounts granted and return of goods	(1,887,646)	(1,691,509)	(3,670,180)	(3,473,778)

Net operating revenue	10,823,398	10,697,193	21,612,359	21,287,343

(1)  These include telephone services, use of interconnection network, data and SVA services, cable TV, other services and sale of goods (handsets, simcards and accessories).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

No one customer accounted for more than 10% of gross operating revenues in the quarters ended June 30, 2018 and 2017.

All amounts in net income are included in income and social contribution tax bases.

The information for the six-month period ended June 30, 2018 includes the effects of the adoption of IFRS 15.To facilitate the understanding and comparability of information, the Company discloses in Note 33 the consolidated income statement for the six-month period ended June 30, 2018, excluding the effects of adopting IFRS 15.

24) OPERATING COSTS AND EXPENSES

	Company
	Three-month periods ended
	06.30.18				06.30.17
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(200,917)	(571,051)	(133,096)	(905,064)	(199,973)	(587,295)	(116,002)	(903,270)
Third-party services	(1,100,851)	(1,517,053)	(341,274)	(2,959,178)	(1,223,975)	(1,635,336)	(307,585)	(3,166,896)
Interconnection and network use	(391,127)	-	-	(391,127)	(324,670)	-	-	(324,670)
Advertising and publicity	-	(205,039)	-	(205,039)	-	(250,792)	-	(250,792)
Rental, insurance, condominium and connection means	(762,585)	(37,892)	(47,236)	(847,713)	(671,847)	(40,504)	(41,038)	(753,389)
Taxes, charges and contributions	(415,932)	(6,548)	(9,797)	(432,277)	(442,892)	(9,900)	(6,855)	(459,647)
Estimated impairment losses on accounts receivable (Note 4)	-	(308,728)	-	(308,728)	-	(355,552)	-	(355,552)
Depreciation and amortization (1)	(1,543,517)	(336,292)	(124,348)	(2,004,157)	(1,479,166)	(359,316)	(112,492)	(1,950,974)
Cost of goods sold	(502,996)	-	-	(502,996)	(428,747)	-	-	(428,747)
Materials and other operating costs and expenses	(9,447)	(78,582)	(6,291)	(94,320)	(25,045)	(49,510)	(4,275)	(78,830)
Total	(4,927,372)	(3,061,185)	(662,042)	(8,650,599)	(4,796,315)	(3,288,205)	(588,247)	(8,672,767)

	Company
	Six-month periods ended
	06.30.18				06.30.17
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(384,400)	(1,123,556)	(219,399)	(1,727,355)	(396,248)	(1,160,710)	(244,953)	(1,801,911)
Third-party services	(2,271,555)	(2,988,580)	(629,773)	(5,889,908)	(2,420,320)	(3,243,655)	(612,882)	(6,276,857)
Interconnection and network use	(675,237)	-	-	(675,237)	(717,648)	-	-	(717,648)
Advertising and publicity	-	(415,494)	-	(415,494)	-	(457,962)	-	(457,962)
Rental, insurance, condominium and connection means	(1,454,496)	(74,498)	(92,214)	(1,621,208)	(1,292,134)	(76,373)	(90,635)	(1,459,142)
Taxes, charges and contributions	(822,154)	(14,809)	(19,669)	(856,632)	(886,556)	(20,908)	(20,673)	(928,137)
Estimated impairment losses on accounts receivable (Note 4)	-	(664,735)	-	(664,735)	-	(682,800)	-	(682,800)
Depreciation and amortization (1)	(3,080,395)	(670,439)	(243,013)	(3,993,847)	(2,942,207)	(720,221)	(224,678)	(3,887,106)
Cost of goods sold	(937,540)	-	-	(937,540)	(875,593)	-	-	(875,593)
Materials and other operating costs and expenses	(27,332)	(124,773)	(9,049)	(161,154)	(45,007)	(81,564)	(10,656)	(137,227)
Total	(9,653,109)	(6,076,884)	(1,213,117)	(16,943,110)	(9,575,713)	(6,444,193)	(1,204,477)	(17,224,383)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended
	06.30.18				06.30.17
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(240,833)	(663,452)	(159,970)	(1,064,255)	(207,491)	(589,581)	(118,993)	(916,065)
Third-party services	(1,327,290)	(1,580,887)	(313,476)	(3,221,653)	(1,388,172)	(1,633,407)	(312,104)	(3,333,683)
Interconnection and network use	(391,127)	-	-	(391,127)	(324,670)	-	-	(324,670)
Advertising and publicity	-	(219,366)	-	(219,366)	-	(250,792)	-	(250,792)
Rental, insurance, condominium and connection means	(764,717)	(38,868)	(51,415)	(855,000)	(673,449)	(40,894)	(41,086)	(755,429)
Taxes, charges and contributions	(428,268)	(6,610)	(9,774)	(444,652)	(449,540)	(9,900)	(6,904)	(466,344)
Estimated impairment losses on accounts receivable (Note 4)	-	(368,642)	-	(368,642)	-	(370,782)	-	(370,782)
Depreciation and amortization (1)	(1,549,149)	(336,400)	(127,311)	(2,012,860)	(1,484,414)	(359,325)	(113,485)	(1,957,224)
Cost of goods sold	(591,113)	-	-	(591,113)	(464,679)	-	-	(464,679)
Materials and other operating costs and expenses	(11,219)	(77,461)	(8,890)	(97,570)	(25,983)	(51,030)	(4,384)	(81,397)
Total	(5,303,716)	(3,291,686)	(670,836)	(9,266,238)	(5,018,398)	(3,305,711)	(596,956)	(8,921,065)

	Consolidated
	Six-month periods ended
	06.30.18				06.30.17
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(457,562)	(1,300,329)	(265,619)	(2,023,510)	(411,556)	(1,165,415)	(251,008)	(1,827,979)
Third-party services	(2,696,327)	(3,098,938)	(616,164)	(6,411,429)	(2,803,913)	(3,232,568)	(608,863)	(6,645,344)
Interconnection and network use	(675,237)	-	-	(675,237)	(717,648)	-	-	(717,648)
Advertising and publicity	-	(437,106)	-	(437,106)	-	(457,962)	-	(457,962)
Rental, insurance, condominium and connection means	(1,455,830)	(75,688)	(106,245)	(1,637,763)	(1,297,143)	(77,003)	(90,740)	(1,464,886)
Taxes, charges and contributions	(841,980)	(14,893)	(19,752)	(876,625)	(906,993)	(20,908)	(21,657)	(949,558)
Estimated impairment losses on accounts receivable (Note 4)	-	(766,722)	-	(766,722)	-	(728,525)	-	(728,525)
Depreciation and amortization (1)	(3,092,188)	(670,557)	(248,405)	(4,011,150)	(2,954,804)	(720,240)	(225,790)	(3,900,834)
Cost of goods sold	(1,075,472)	-	-	(1,075,472)	(937,426)	-	-	(937,426)
Materials and other operating costs and expenses	(30,050)	(126,155)	(15,467)	(171,672)	(47,346)	(85,228)	(10,899)	(143,473)
Total	(10,324,646)	(6,490,388)	(1,271,652)	(18,086,686)	(10,076,829)	(6,487,849)	(1,208,957)	(17,773,635)

(1) Includes R$1,266, related to non-cumulative PIS and COFINS tax credits in the six-month ended June 30, 2017.

25)  OTHER OPERATING INCOME (EXPENSES)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17
Recovered expenses and fines (1)	2,104,894	65,366	2,183,931	179,557
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 18) (2)	(406,697)	(191,429)	(616,200)	(448,505)
Net gain (loss) on asset disposal/loss	(9,188)	(16,388)	(8,601)	(16,937)
Other operating income (expenses)	281,904	(52,111)	520,073	(89,298)
Total	1,970,913	(194,562)	2,079,203	(375,183)

Other operating income	2,386,211	65,366	2,704,004	179,557
Other operating expenses	(415,298)	(259,928)	(624,801)	(554,740)
Total	1,970,913	(194,562)	2,079,203	(375,183)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17
Recovered expenses and fines (1)	2,146,136	66,497	2,234,780	182,122
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 18) (2)	(410,447)	(201,888)	(623,887)	(460,494)
Net gain (loss) on asset disposal/loss	(9,341)	(13,839)	(8,552)	(19,590)
Other operating income (expenses)	(92,973)	(55,704)	(141,301)	(74,270)
Total	1,633,375	(204,934)	1,461,040	(372,232)

Other operating income	2,145,347	66,497	2,234,780	182,122
Other operating expenses	(511,972)	(271,431)	(773,740)	(554,354)
Total	1,633,375	(204,934)	1,461,040	(372,232)

(1)     For the three and six-month periods ended June 30, 2018, includes tax credits amount to R$1,974,941 (Company) and R$2,004,686 (Consolidated), arising from the final court proceeding in the Superior Court of Justice, in favor of the Company and its subsidiary TData, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the period from September 2003 to July 2014 (notes 7 and 26).

(2)     The amounts of provisions for labor, tax, civil, regulatory and contingent liabilities, for the three and six-month periods ended June 30, 2018, include write-offs of judicial deposits in the amount of R$160,715.

26) FINANCIAL INCOME (EXPENSES)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17
Financial Income
Interest income	50,872	158,790	109,000	331,065
Interest receivable (customers, taxes and other)	36,826	34,488	63,031	71,361
Gain on derivative transactions (Note 30)	68,146	114,567	123,759	209,009
Foreign exchange variations on loans and financing (Note 20)	112	247	9,459	62,924
Other revenues from foreign exchange and monetary variation (1)	1,862,803	108,215	1,943,937	226,974
Other financial income	(21,518)	35,136	(1,715)	75,734
Total	1,997,241	451,443	2,247,471	977,067

Financial Expenses
Loan, financing, debenture, finance lease charges and contingent consideration (Note 20)	(107,848)	(240,650)	(265,103)	(534,701)
Foreign exchange variation on loans and financing (Note 20)	(27,332)	(57,525)	(36,948)	(79,978)
Loss on derivative transactions (Note 30)	(79,683)	(102,544)	(127,756)	(246,241)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(33,081)	(40,350)	(62,189)	(76,036)
Other expenses with foreign exchange and monetary variation	(209,682)	(252,264)	(376,651)	(536,731)
IOF, Pis, Cofins and other financial expenses (2)	(110,920)	(38,833)	(145,198)	(97,733)
Total	(568,546)	(732,166)	(1,013,845)	(1,571,420)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.18	06.30.17	06.30.18	06.30.17
Financial Income
Interest income	57,832	179,961	129,799	370,154
Interest receivable (customers, taxes and other)	41,334	34,694	71,518	72,040
Gain on derivative transactions (Note 30)	68,309	114,567	124,888	209,009
Foreign exchange variations on loans and financing (Note 20)	112	247	9,459	62,924
Other revenues from foreign exchange and monetary variation (1)	1,895,319	109,521	1,978,640	231,336
Other financial income	(14,355)	42,008	13,243	89,449
Total	2,048,551	480,998	2,327,547	1,034,912

Financial Expenses
Loan, financing, debenture, finance lease charges and indemnification liability (Note 20)	(107,848)	(240,650)	(265,103)	(534,701)
Foreign exchange variation on loans and financing (Note 20)	(27,331)	(57,525)	(36,948)	(79,978)
Loss on derivative transactions (Note 30)	(81,482)	(102,544)	(130,321)	(246,241)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(33,964)	(40,844)	(63,839)	(77,417)
Other expenses with foreign exchange and monetary variation	(212,775)	(263,760)	(383,314)	(551,263)
IOF, Pis, Cofins and other financial expenses (2)	(114,041)	(39,961)	(149,638)	(99,970)
Total	(577,441)	(745,284)	(1,029,163)	(1,589,570)

(1)     For the three and six-month periods ended June 30, 2018, includes monetary restatements, in the amount of R$1,808,684 (Company) and R$1,837,769 (Consolidated), on the tax credits arising from the claim decided by the Superior Court of Justice in favor of the Company and its subsidiary TData, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the period from September 2003 to July 2014 (notes 7 and 25).

(2)     For the three and six-month periods ended June 30, 2018, includes the amount of R$85,456 of PIS and COFINS on the monetary restatement credits described in item (1) above.

27) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)   Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)   Fixed and mobile telephony services provided by Telefónica Group companies;

b)   Digital TV services provided by Media Networks Latino America;

c)   Lease and maintenance of safety equipment provided by Telefônica Inteligência e Segurança Brasil;

d)   Corporate services passed through at the cost effectively incurred for these services;

e)   Right to use certain software licenses, including maintenance and support, provided by Telefónica Global Technology

f)    International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil, Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br;

g)   Operations relating to the purchase of internet content, advertising and auditing services;

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

h)   Marketing services provided by Group companies;

i)    Information access services through the electronic communications network, provided by Telefonica de Espanha;

j)    Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;

k)   Long distance call and international roaming services provided by companies of Telefónica Group;

l)    Sundry expenses and costs to be reimbursed by companies of Telefónica Group;

m) Brand Fee for assignment of rights to use the brand paid to Telefónica;

n)   Stock option plan for employees of the Company and its subsidiaries related to acquisition of Telefónica shares;

o)   Cost Sharing Agreement (CSA) for digital-business related expenses reimbursed to Telefónica Digital;

p)   Rentals of Telefónica Group companies’ buildings;

q)   Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;

r)    Integrated e-learning, online education and training solutions provided by Telefônica Serviços de Ensino (former Telefônica Learning Services Brasil);

s)   Factoring transactions, credit facilities for services provided by the Group's suppliers;

t)    Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development;

u)   Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX;

v)   Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services;

w)  Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil; and

x)   Tower operations of the Company's towers and customer portfolio to Telxius Torres Brasil.

As described in Note 29, the Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev e Sistel.

The following table summarizes the consolidated balances with related parties:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Assets
		06/30/18			12/31/17
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	-	8,262	-	531	46
Telefónica LatinoAmerica Holding	l)	-	-	51,494	-	-	135,486
Telefónica	l)	-	-	15,263	-	492	158
		-	-	75,019	-	1,023	135,690
Other Group companies
Colombia Telecomunicaciones ESP	k)	-	1,338	5,101	-	1,210	4,505
Media Networks Brasil Soluções Digitais	a) / d)	-	1,445	800	-	1,017	2,106
Pegaso PCS	k)	-	3,058	-	-	2,757	-
T.O2 Germany GMBH CO. OHG	k)	-	20,824	-	-	22,315	-
Telefónica Venezolana (former Telcel Telecom. Celulares C. A.)	k)	-	5,946	-	-	6,067	-
Telefônica Digital España	g) / h) / l)	-	191	2,621	-	1,929	-
Telefônica Factoring do Brasil	a) / d) / l)	-	4,854	88	-	12,337	93
Telefónica Global Technology	l)	-	-	23,458	-	-	13,600
Telefônica Inteligência e Segurança Brasil	a) / d) / l)	-	421	967	-	271	1,013
Telefónica International Wholesale Services Espanha	j) / k)	-	82,221	-	-	69,087	-
Telefônica Serviços de Ensino (former Telefônica Learning Services Brasil)	a)	-	388	-	-	175	-
Telefónica Moviles Argentina	k)	-	8,786	-	-	7,194	-
Telefónica Moviles Del Espanha	k)	-	9,250	-	-	8,918	-
Telefônica Serviços Empresariais do Brasil	a) / d) / p)	-	2,974	1,324	-	2,938	2,355
Telefónica USA	j)	-	8,493	-	-	6,248	-
Telfisa Global BV	q)	21,883	-	-	9,523	-	-
Telxius Cable Brasil	a) / d) / l) / p)	-	15,234	833	-	28,981	819
Telxius Torres Brasil	d) / l) / p) / x)	-	16,675	5,890	-	14,666	5,106
Terra Networks Chile, Terra Networks México, Terra Networks Perú and Terra Networks Operation	g) / h)	-	7,018	-	-	8,159	-
Other	a) / d) / g) / h) / k) / l) / p)	-	5,046	1,641	-	5,729	1,446
		21,883	194,162	42,723	9,523	199,998	31,043
Total		21,883	194,162	117,742	9,523	201,021	166,733

Current		21,883	194,162	116,496	9,523	201,021	164,249
Non-current		-	-	1,246	-	-	2,484

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Liabilities
		06.30.18		12.31.17
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	l)	-	21,908	6,656	15,000
Telefónica LatinoAmerica Holding	l)	97	-	86	-
Telefónica	l) / m) / n)	2,152	86,066	1,205	99,950
		2,249	107,974	7,947	114,950
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	731	-	471	-
Fundação Telefônica	t)	-	196	-	137
Media Networks Latina America SAC	b)	22,654	-	4,248	-
Media Networks Brasil Soluções Digitais	f)	40,960	318	33,751	318
Pegaso PCS	k)	807	-	388	-
T.O2 Germany GMBH CO. OHG	k)	5,153	-	5,477	-
Telefónica Venezolana (former Telcel Telecom. Celulares C. A.)	k)	5,370	-	5,240	-
Telefónica Compras Electrónicas	v)	24,774	-	24,311	-
Telefônica Digital España	g) / h) / l) / o)	57,543	-	46,645	-
Telefônica Factoring do Brasil	l) / s)	-	146	-	146
Telefónica Global Technology	e) / l)	33,176	-	15,671	-
Telefônica Inteligência e Segurança Brasil	c) / l)	7,576	27	15,336	27
Telefónica International Wholesale Services Espanha	f) / k)	59,451	-	44,240	8
Telefônica Serviços de Ensino (former Telefônica Learning Services Brasil)	r)	18,142	-	37,931	-
Telefónica Moviles Argentina	k)	2,205	-	3,865	-
Telefónica Moviles Del Espanha	k)	5,724	-	3,589	-
Telefônica Serviços Empresariais do Brasil	l)	428	839	-	376
Telefónica USA	f)	11,106	199	-	171
Telxius Cable Brasil	f)	39,917	2,067	44,037	2,068
Telxius Torres Brasil	l) / x)	41,296	3,990	37,718	7,757
Terra Networks México, Terra Networks Perú and Terra Networks Operation	h)	2,203	-	7,633	-
Other	g) / h) / i) / k) / l) / u) / w)	16,760	46	12,346	29
		395,976	7,828	342,897	11,037
Total		398,225	115,802	350,844	125,987

Current		398,225	114,069	350,844	124,749
Non-current		-	1,733	-	1,238

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

		Income statement
		Six-month periods ended
		06.30.18			06.30.17
Companies	Type of transaction	Operating revenues	Cost, despesas and other expenses (revenues) operating	Financial result	Operating revenues	Cost, despesas and other expenses (revenues) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l)	-	159	-	-	134	-
Telefónica LatinoAmerica Holding	l)	-	9,669	12,706	-	21,509	6,223
Telefónica	l) / m) / n)	-	(172,721)	(13,706)	-	(171,193)	3,181
		-	(162,893)	(1,000)	-	(149,550)	9,404
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	118	(421)	1,029	466	498	383
Companhia AIX de Participações	a) / u)	-	-	-	28	(9,335)	-
Fundação Telefônica	l) / t)	-	(6,111)	-	-	(6,716)	-
Media Networks Brasil Soluções Digitais	a) / d) / f)	1,094	(56,340)	-	158	(30,016)	-
Media Networks Latina America SAC	b)	-	(20,998)	(1,106)	-	(15,438)	(58)
Pegaso PCS	k)	17	(960)	-	(4)	1,219	-
Telefônica Serviços de Ensino (former Telefônica Learning Services Brasil)	a) / r)	676	(18,757)	-	12	(24,149)	-
T.O2 Germany GMBH CO. OHG	k)	86	(491)	-	63	864	-
Telefónica Compras Electrónicas	v)	-	(17,496)	-	-	(11,828)	-
Telefônica Digital España	g) / h) / l) / o)	-	(58,500)	(108)	-	(34,075)	(3,805)
Telefônica Factoring do Brasil	a) / d) / l) / s)	1,156	106	2,512	30	731	32
Telefónica Global Technology, S.A.U.	e) / l)	-	(23,587)	(229)	-	(16,163)	(182)
Telefônica Inteligência e Segurança Brasil	a) / c) / d) / l)	600	(11,351)	-	292	(11,859)	-
Telefónica International Wholesale Services Espanha	f) / j) / k)	27,620	(29,324)	(3,453)	27,302	(14,097)	(2,682)
Telefónica Moviles Argentina	k)	3,684	(2,309)	-	1,952	4,093	-
Telefónica Moviles Del Chile	k)	-	-	-	1,176	(795)	33
Telefónica Moviles Del Espanha	k)	(704)	(1,714)	-	302	(214)	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	62	(920)	-	-	(1,187)	-
Telefónica USA	f) / j)	894	(10,741)	88	1,535	(9,145)	(982)
Telxius Cable Brasil	a) / d) / f) / l) / p)	7,785	(92,343)	(1,204)	6,355	(100,523)	787
Telxius Torres Brasil	d) / l) / p) / x)	1,718	(59,803)	-	-	(52,052)	-
Terra Networks Chile, Terra Networks México, Terra Networks Perú and Terra Networks Operation	g) / h)	-	(1,595)	(1,052)	-	-	-
Other	a) / d) / g) / h) / i) / k) / l) / p) / u) / w)	1,712	(23,425)	(359)	5,210	(17,709)	66
		46,518	(437,080)	(3,882)	44,877	(347,896)	(6,408)
Total		46,518	(599,973)	(4,882)	44,877	(497,446)	2,996

b)   Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers were R$12,307 and R$10,617 for the six-month ended June 30, 2018 and 2017 respectively. Of this amount, R$8,538 (R$6,774 at June 30, 2017) corresponds to salaries, benefits and social charges and R$3,769 (R$3,843 at June 30, 2017) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 24).

For the six-month ended June 30, 2018 and 2017, our Directors and Officers did not receive any pension, retirement or similar benefits.

28)  SHARE-BASED PAYMENT PLANS

Telefónica, as the Company's parent company, has different share-based payment plans based on their shares, which were also offered to management and employees of its subsidiaries, including Telefônica Brasil and its subsidiaries.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

The fair value of these options is estimated on the grant date, based on a binomial pricing model reflecting terms and conditions of instruments granted.

The Company and its subsidiaries reimburse Telefónica for the amount of the fair value of the benefits granted to management and employees on the grant date.

The details of these plans are the same as in Note 29) Share-Based Payment Plans, as disclosed in the financial statements for the fiscal year ended December 31, 2017.

The main plans in force at June 30, 2018 and December 31, 2017 were:

Performance & Investment Plan (“PIP”) to reward senior management's global commitment: cycle 2015-2018 (October 1, 2015 to September 30, 2018): with 70 active Company executives (including 3 executives appointed under the Articles of Incorporation of the Company), hold the right to potentially receive 417,077 Telefónica shares (includes initial amounts and co-investment).

Talent for the Future Share Plan (“TFSP”) to reward the global commitment: cycle 2015-2018 cycle (October 1, 2015 to September 30, 2018): with the right to potentially receive 73,500 Telefónica shares (includes initial amounts).

At June 30, 2018, the value of Telefónica’ share price was Eur 7.2790.

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 24), corresponding to R$935 and R$8,057 for the six-month periods ended June 30, 2018 and 2017.

29)  PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, TData, Terra Networks and TGLog
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
TCOPREV	Hybrid	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, TData, Terra Networks and TGLog

The details of these plans are the same as in Note 30) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the fiscal year ended December 31, 2017.

Consolidated balances of both underfunded and surplus plans are shown below:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12/31/16	9,041	(327,670)	(318,629)
Current service cost	(1,533)	(3,475)	(5,008)
Net interest on net defined benefit liabilities/assets	568	(17,831)	(17,263)
Contributions and benefits paid by the employers	1,377	5,494	6,871
Balances at 06/30/17	9,453	(343,482)	(334,029)
Current service cost	(1,124)	(4,518)	(5,642)
Net interest on net defined benefit liabilities/assets	575	(17,895)	(17,320)
Contributions and benefits paid by the employers	362	6,488	6,850
Effects on comprehensive income	555	(171,851)	(171,296)
Business combinations	12	(680)	(668)
Balances at 12/31/17	9,833	(531,938)	(522,105)
Current service cost	(1,222)	(7,104)	(8,326)
Net interest on net defined benefit liabilities/assets	511	(26,494)	(25,983)
Contributions and benefits paid by the employers	984	8,752	9,736
Balances at 06/30/18	10,106	(556,784)	(546,678)

Of the surplus amounts shown in the table above, the Company recognized consolidated amounts of R$10,106 and R$9,833 at June 30, 2018 and December 31, 2017, respectively (Note 10).

30)  FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly intended to hedge against foreign exchange risk arising from assets and liabilities in foreign currency, risk of inflation on its debentures and leases indexed to the IPCA and against the risk of changes in TJLP of a portion of debt with BNDES. There are no derivative financial instruments for speculative purposes and possible currency risks are hedged.

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

As long as these derivatives contracts qualify for hedge accounting, the hedged item may also be adjusted to fair value, offsetting the result of the derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

At June 30, 2018 and December 31, 2017, the Company held no embedded derivatives contracts.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves discounting these flows to present value using market DI rates for swaps announced by B3.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

The market values of foreign-exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	06.30.18	12.31.17	06.30.18	12.31.17
Long position	1,117,605	1,166,777	143,518	164,405

Foreign Currency	483,718	326,149	99,768	102,876
US$ (1) (2)	136,405	201,445	48,698	49,110
EUR (2)	268,059	11,000	2,892	449
LIBOR US$ (1)	77,798	113,704	48,143	53,317
NDF US$ (7)	1,456	-	35	-

Floating rate	477,127	643,589	16,321	28,263
CDI (1) (2)	207,322	249,239	-	82
TJLP (4)	269,805	394,350	16,321	28,181

Inflation rates	156,760	197,039	27,429	33,266
IPCA (3) (5)	156,760	166,775	27,429	33,266
IGPM (6)	-	30,264	-	-

Short position	(949,188)	(1,363,491)	(38,794)	(20,651)

Floating rate	(702,967)	(952,283)	(24,333)	(16,416)
CDI (1) (2) (3) (4) (5) (6)	(702,967)	(952,283)	(24,333)	(16,416)

Foreign Currency	(246,221)	(411,208)	(14,461)	(4,235)
US$ (2)	(207,322)	(354,356)	(14,461)	(4,235)
LIBOR US$ (1)	(38,899)	(56,852)	-	-

	Long position		143,518	164,405
	Current		109,196	87,643
	Non-current		34,322	76,762

	Short position		(38,794)	(20,651)
	Current		(20,520)	(5,239)
	Non-current		(18,274)	(15,412)
	Amounts receivable, net		104,724	143,754

(1) Foreign currency swaps (US$ and LIBOR) x CDI (R$177,290) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$178,596).

(2) Foreign currency swaps (Euro and CDI x Euro) (R$72,983) and (US$ and CDI x US$) (R$146,328) - maturing through August 14, 2018 to hedge currency risk affecting net amounts payable (carrying amount R$72,078 in euros) and receivables (carrying amount R$146,089 in US$).

(3) IPCA x CDI rate swaps (R$40,777) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$41,385).

(4) TJLP x CDI swaps (R$284,363) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$298,827).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

(5) IPCA x CDI swaps (R$228,247) - maturing in 2033 to hedge risk of change in finance lease rate pegged to IPCA (carrying amount R$228,991).

(6) The information of December 31, 2017 refers to the IGPM swap x CDI , swap operations contracted with the purpose of protecting the risk of IGPDI variation in regulatory commitments linked to a 4G license. The commitment of the 4G license was withdrawn from the EAD on January 31, 2018 for the R$42,842 (note 21) and the respective swap operations were finalized on the same date.

(7) NDF US$ (R$1,485) - NDF operations US$ X BRL contracted with maturities up to August 21, 2018, with the purpose of protecting against exchange variation risks of imported products.

The table below shows the breakdown of swaps maturing after June 30, 2018:

	Company/Consolidated
	Maturing in
Swap contract	2018	2019	2020	2021 onwards	Amount receivable (payable) at 06.30.18
Foreign currency x CDI	50,217	49,506	-	-	99,723
CDI x Foreign Currency	(20,322)	(187)	-	-	(20,509)
TJLP x CDI	9,131	7,190	-	-	16,321
IPCA x CDI	465	9,985	1,234	(2,530)	9,154
NDF US$ x Pré	35	-	-	-	35
Total	39,526	66,494	1,234	(2,530)	104,724

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI and TJLP x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at June 30, 2018 was R$1,137 (R$1,289 at December 31, 2017).

At June 30, 2018 and 2017, the transactions with derivatives generated consolidated negative (net) result of R$5,433 and R$37,232, respectively (Note 26).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 604/09 requires listed companies to comply with CPC 40 (R1) Financial Instruments: Disclosures (IFRS 7) by disclosing sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivatives financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario the assumption is to use, on the maturity dates of each of the transactions, what the market had been showing through B3 yield curves (currencies and interest rates), as well as data available at IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for scenarios II and III, as per CVM ruling, risk variables were considered to deteriorate by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign-currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at June 30, 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	(72,983)	(91,228)	(109,474)
Payables in EUR	Debt (appreciation risk EUR)	(12,227)	(15,283)	(18,340)
Receivables in EUR	Debt (depreciation risk EUR)	84,304	105,380	126,456
	Net Exposure	(906)	(1,131)	(1,358)

Hedge (short position)	Derivatives (depreciation risk US$)	(146,328)	(182,910)	(219,491)
Payables in US$	Debt (appreciation risk US$)	(123,195)	(153,994)	(184,792)
Receivables in US$	Debt (depreciation risk US$)	269,284	336,605	403,926
	Net Exposure	(239)	(299)	(357)

Hedge (long position)	Derivatives (risk of decrease in IPCA)	269,024	248,988	231,622
Debt in IPCA	Debt (risk of increase in IPCA)	(385,479)	(365,441)	(348,074)
	Net Exposure	(116,455)	(116,453)	(116,452)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	174,415	217,267	259,835
Debt in UMBND	Debt (risk of increase in UMBND)	(179,128)	(223,402)	(267,456)
	Net Exposure	(4,713)	(6,135)	(7,621)

Hedge (long position)	Derivatives (risk of decrease in TJLP)	284,363	282,237	280,162
Debt in TJLP	Debt (risk of increase in TJLP)	(1,261,936)	(1,259,708)	(1,257,533)
	Net Exposure	(977,573)	(977,471)	(977,371)

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	(191,133)	(191,123)	(191,114)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(269,024)	(248,988)	(231,622)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(174,415)	(217,267)	(259,835)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(284,363)	(282,237)	(280,162)
	Net Exposure	(918,935)	(939,615)	(962,733)

Total net exposure in each scenario		(2,018,821)	(2,041,104)	(2,065,892)

Net effect on changes in current fair value		-	(22,283)	(47,071)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

The assumptions used by the Company for the sensitivity analysis at June 30, 2018 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.8558	4.8198	5.7837
EUR	4.4930	5.6162	6.7395
JPY	0.0348	0.0435	0.0522
IPCA	4.27%	5.33%	6.40%
IGPM	6.92%	8.65%	10.38%
IGP-DI	8.20%	10.25%	12.30%
UMBND	0.0753	0.0941	0.1129
TJLP	0.0660	0.0825	0.0990
CDI	6.39%	7.99%	9.59%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedge for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at June 30, 2018, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values. At June 30, 2018 and December 31, 2017, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair value of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which significant lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

The following tables show the composition of financial assets and liabilities at June 30, 2018 and December 31, 2017. During the periods shown in the tables below, there were no transfers between fair value measurements of Level 3 and levels 1 and 2.

The following tables show the composition and classification of financial assets and liabilities at June 30, 2018 and December 31, 2017, considering the assumptions of IFRS 9.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		06.30.18	12.31.17	06.30.18	12.31.17
Financial Assets
Current
Cash and cash equivalents - Cash and banks (Note 3)	Amortized cost		93,958	114,556	93,958	114,556
Cash and cash equivalents - Short-term investments (Note 3)	Measured at fair value through profit or loss	Level 2	3,772,401	3,566,617	3,772,401	3,566,617
Trade accounts receivable (Note 4)	Amortized cost		8,705,375	8,413,403	8,705,375	8,413,403
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	6,175	2,480	6,175	2,480
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	102,974	85,163	102,974	85,163

Non-current
Short-term investments pledged as collateral	Measured at fair value through profit or loss	Level 2	86,843	81,472	86,843	81,472
Trade accounts receivable (Note 4)	Amortized cost		181,793	167,682	181,793	167,682
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	34,322	76,762	34,322	76,762
Total financial assets			12,983,841	12,508,135	12,983,841	12,508,135

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		9,606,050	8,560,844	9,606,050	8,560,844
Loans, financing and finance lease (Note 20)	Amortized cost		1,045,751	1,316,034	1,165,576	1,463,609
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	407,545	304,921	362,470	317,231
Debentures (Note 20)	Amortized cost		82,865	1,412,174	236,607	1,532,427
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	1,110	312	1,560	1,490
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	18,979	4,372	18,979	4,372
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	563	735	563	735

Non-current
Loans, financing and finance lease (Note 20)	Amortized cost		1,044,605	1,353,582	991,329	1,291,974
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	353,115	520,421	348,826	505,422
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	455,962	446,144	455,962	446,144
Debentures (Note 20)	Amortized cost		3,074,734	3,068,243	2,942,631	2,866,372
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	40,276	40,010	39,047	37,717
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	18,274	15,412	18,274	15,412
Total financial liabilities			16,149,829	17,043,204	16,187,874	17,043,749

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		06.30.18	12.31.17	06.30.18	12.31.17
Financial Assets
Current
Cash and cash equivalents - Cash and banks (Note 3)	Amortized cost		90,139	117,799	90,139	117,799
Cash and cash equivalents - Short-term investments (Note 3)	Measured at fair value through profit or loss	Level 2	4,339,666	3,932,539	4,339,666	3,932,539
Trade accounts receivable (Note 4)	Amortized cost		8,619,214	8,588,466	8,619,214	8,588,466
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	6,222	2,480	6,222	2,480
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	102,974	85,163	102,974	85,163

Non-current
Short-term investments pledged as collateral	Measured at fair value through profit or loss	Level 2	86,843	81,486	86,843	81,486
Trade accounts receivable (Note 4)	Amortized cost		330,925	273,888	330,925	273,888
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	34,322	76,762	34,322	76,762
Total financial assets			13,610,305	13,158,583	13,610,305	13,158,583

Financial Liabilities
Current
Trade accounts payable (Note 15)	Amortized cost		8,021,236	7,447,100	8,021,236	7,447,100
Loans, financing and finance lease (Note 20)	Amortized cost		1,045,751	1,316,034	1,165,576	1,463,609
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	407,545	304,921	362,470	317,231
Debentures (Note 20)	Amortized cost		82,865	1,412,174	236,607	1,532,427
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	1,110	312	1,560	1,490
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	19,957	4,504	19,957	4,504
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	563	735	563	735

Non-current
Loans, financing and finance lease (Note 20)	Amortized cost		1,044,605	1,353,582	991,329	1,291,974
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	353,115	520,421	348,826	505,422
Debentures (Note 20)	Amortized cost		3,074,734	3,068,243	2,942,631	2,866,372
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	40,276	40,010	39,047	37,717
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	455,962	446,144	455,962	446,144
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	18,274	15,412	18,274	15,412
			14,565,993	15,929,592	14,604,038	15,930,137

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the quarter ended June 30, 2018, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances referring to loans, financing, debentures, finance leasing, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Consolidated
	06.30.18	12.31.17
Cash and cash equivalents	4,429,805	4,050,338
Loans, financing, debentures, financial lease and contingent consideration	(6,505,963)	(8,461,841)
Derivative transactions, net	104,724	143,754
Short-term investment pledged as collateral	12,093	11,722
Asset guarantor of contingent consideration	455,962	446,144
Net debt	1,503,379	3,809,883
Net equity	71,081,698	69,461,358
Net debt-to-equity ratio	2.12%	5.48%

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At June 30, 2018, 2.7% of financial debt was foreign-currency denominated (2.7% at December 31, 2017). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$178,596 and R$225,254 at June 30, 2018 and December 31, 2017, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for non-financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were contracted to minimize the risks associated with exchange-rate variation of non-financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$16,042 thousand and €37,888 thousand receivable at June 30, 2018 and US$16,953 thousand and €17,535 thousand receivable at December 31, 2017) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the Long-Term Interest Rate (TJLP) which is set on a quarterly basis by the National Monetary Council. In the first quarter of 2017, the TJLP was 7.5%. As of the second quarter of 2017, the TJLP remained at 7.0% up to the end of the year. In the first quarter of 2018, the TJLP was 6.75%, declining to 6.60% in the second quarter of 2018.

Inflation risk arises from the “Minas Comunica” debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their cash equivalents of R$4,339,666 at June 30, 2018 (R$3,932,539 at December 31, 2017), mostly in short-term CDI-based financial investments (Bank Deposit Certificates). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company structures the maturity dates of non-derivative financial contracts, as shown in Note 20, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the departments in charge to ensure that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

Below, we summarize the maturity profile of our consolidated financial liabilities as set forth in loan agreements:

At 06.30.18	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	8,021,236	-	-	-	8,021,236
Loans, financing and finance lease (Note 20)	1,453,296	521,566	698,197	177,957	2,851,016
Contingent consideration (Note 20)	-	-	-	455,962	455,962
Debentures (Note 20)	83,975	66,269	3,048,741	-	3,198,985
Derivative transactions (Note 30)	20,520	7	-	18,267	38,794
Total	9,579,027	587,842	3,746,938	652,186	14,565,993

At 12.31.17	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	7,447,100	-	-	-	7,447,100
Loans, financing and finance lease (Note 20)	1,620,955	780,904	885,411	207,688	3,494,958
Contingent consideration (Note 20)	-	-	-	446,144	446,144
Debentures (Note 20)	1,412,486	66,252	3,042,001	-	4,520,739
Derivative transactions (Note 30)	5,239	93	-	15,319	20,651
Total	10,485,780	847,249	3,927,412	669,151	15,929,592

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services, and limits bad-debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first tier financial institutions as per current credit policies of financial counterparties.

d.5) Social and Environmental Risks

Our operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If we fail to meet present and future requirements, or to identify and manage new or existing contamination, we will incur in significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve our facilities or change our processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on our business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000.

From the social point of view, we are exposed to contingent liabilities due to the fact that our structure foresees the hiring of outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers who, in suits against the service provider and Company, request the conviction of the Company in a subsidiary manner, that is, we may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of a joint and several conviction. The demands that are known to Telefónica are already provided.

d.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

At June 30, 2018, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$850,000 for operational risks (including business interrupotion) and R$75,000 for general civil liability.

d.7) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law No. 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

In connection with the above-mentioned policies, the Company is currently conducting an internal investigation - which is part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the abovementioned laws and regulations. The Company is in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

31)  COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At June 30, 2018, the total amounts corresponding to the full period of the contracts were as follows:

	Company	Consolidated
Up to 1 year	2,537,643	2,543,157
From 1 to 5 years	8,081,798	8,088,602
Over five years	4,714,374	4,714,809
Total	15,333,815	15,346,568

32) ADDITIONAL INFORMATION ON CASH FLOWS

a)   Reconciliation of cash flow financing activities

The following is a reconciliation of the consolidated cash flow financing activities for the six-month periods ended June 30, 2018 and 2017.

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	At 12/31/17	Addtions	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of financial lease and supplier financing	Interim and unclaimed dividends and interest on equity	At 06/30/18
Interim dividends and interest on equity	2,396,116	-	(649)	-	-	-	2,457,017	4,852,484
Loans and financing	3,109,498	-	(872,509)	(126,626)	134,925	228,507	-	2,473,795
Finance lease	385,460	-	(19,091)	(7,147)	7,386	10,613	-	377,221
Debentures	4,520,739	-	(1,300,000)	(162,948)	141,194	-	-	3,198,985
Derivative financial instruments	(143,754)	-	32,147	-	6,883	-	-	(104,724)
Contingent Consideration	446,144	-	-	-	9,818	-	-	455,962
Total	10,714,203	-	(2,160,102)	(296,721)	300,206	239,120	2,457,017	11,253,723

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	At 12/31/16	Addtions	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of financial lease and supplier financing	Interim and unclaimed dividends and interest on equity	At 06/30/17
Interim dividends and interest on equity	2,195,031	-	(671)	-	-	-	2,375,335	4,569,695
Loans and financing	4,880,606	39,878	(1,207,380)	(166,963)	222,408	227,465	-	3,996,014
Finance lease	374,428	-	(15,703)	(9,969)	18,617	5,190	-	372,563
Debentures	3,554,307	2,000,000	-	(221,506)	287,730	-	-	5,620,531
Derivative financial instruments	(28,377)	-	(80,484)	273	31,390	-	-	(77,198)
Contingent Consideration	414,733	-	-	-	18,175	-	-	432,908
Total	11,390,728	2,039,878	(1,304,238)	(398,165)	578,320	232,655	2,375,335	14,914,513

b)   Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through financial leases and income from financing with suppliers, as follows:

	Company / Consolidated
	Six-month periods ended
	06.30.18	06.30.17
Financing transactions with suppliers	228,507	227,465
Acquisition of assets through financial leases	10,613	5,190
Total	239,120	232,655

33) ADDITIONAL INFORMATION ON THE CONSOLIDATED INCOME STATEMENT - IFRS 15

The information for the six-month of 2018 of net operating revenues includes the effects of the adoption of IFRS 15.To facilitate the understanding and comparability of information, we present below the consolidated income statement for the six-month periods ended June 30, 2018 and 2017, excluding the effects of adopting IFRS 15 in 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2018

(In thousands of Reais, unless otherwise stated)

	Six-month period ended 06.30.18			Six-month period ended 06.30.17
	Income Statements (IFRS 15)	IFRS adjustments 15	Income Statements (IAS 18)	Income Statements (IAS 18)
Net operating revenue	21,612,359	(35,461)	21,576,898	21,287,343
Cost of sales and services	(10,324,646)	-	(10,324,646)	(10,076,829)
Gross profit	11,287,713	(35,461)	11,252,252	11,210,514

Operating income (expenses)	(6,301,000)	(13,964)	(6,314,964)	(8,069,038)
Selling expenses	(6,490,388)	(13,964)	(6,504,352)	(6,487,849)
General and administrative expenses	(1,271,652)	-	(1,271,652)	(1,208,957)
Other operating income	2,234,780	-	2,234,780	182,122
Other operating expenses	(773,740)	-	(773,740)	(554,354)
Operating income	4,986,713	(49,425)	4,937,288	3,141,476

Financial income	2,327,547	-	2,327,547	1,034,912
Financial expenses	(1,029,163)	-	(1,029,163)	(1,589,570)
Equity pickup	627	-	627	1,349
Income before taxes	6,285,724	(49,425)	6,236,299	2,588,167
Income and social contribution taxes	(2,021,408)	16,805	(2,004,603)	(719,048)

Net income for the period	4,264,316	(32,620)	4,231,696	1,869,119

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 27, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director